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Exhibit 99(a)(1)(A)

Offer to Purchase for Cash
All Outstanding Shares of Common Stock
of
NAPSTER, INC.
at
$2.65 Net per Share
by
PUMA CAT ACQUISITION CORP.,
a direct wholly-owned subsidiary of
BEST BUY CO., INC.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, EASTERN TIME, AT THE END OF FRIDAY, OCTOBER 24, 2008, UNLESS THE OFFER IS EXTENDED.

         Puma Cat Acquisition Corp. ("Purchaser"), a Delaware corporation and a wholly-owned subsidiary of Best Buy Co., Inc. a Minnesota corporation ("Best Buy"), is offering to purchase all of the outstanding shares of common stock, par value $0.001 per share, of Napster, Inc., a Delaware corporation ("Napster"), and the stock purchase rights associated with such shares (the "Shares"), at a price of $2.65 per share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related letter of transmittal (which, together with this Offer to Purchase, each as may be amended or supplemented from time to time, collectively constitute the "Offer").

         The Offer is being made pursuant to an Agreement and Plan of Merger (the "Merger Agreement"), dated as of September 14, 2008, by and among Best Buy, Purchaser, and Napster. Pursuant to the Merger Agreement, after the completion of the Offer and the satisfaction or waiver of certain conditions, the Purchaser has agreed in the Merger Agreement to merge with and into Napster (the "Merger") with Napster surviving as a wholly-owned subsidiary of Best Buy. The Board of Directors of Napster has unanimously approved and declared advisable and in the best interests of Napster and its stockholders the consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and has recommended that holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

         The Offer is conditioned upon, among other things, there being validly tendered and not properly withdrawn prior to the expiration of the Offer a number of Shares, which together with any other Shares directly or indirectly owned by Best Buy, would constitute more than 50% of the outstanding Shares on a fully-diluted basis (calculated in accordance with the Merger Agreement). The Offer is also subject to certain other terms and conditions. See Section 14 ("Certain Conditions of the Offer") below.

IMPORTANT

         Any stockholder desiring to tender all or any portion of such stockholder's Shares should either: (1) complete and sign the Letter of Transmittal in accordance with the instructions in the Letter of Transmittal and (a) mail or deliver it, together with the certificate(s) evidencing the tendered Shares and any other required documents, to the Depositary named herein, or (b) tender such Shares pursuant to the procedures for book-entry transfer set forth in Section 3, or (2) request such stockholder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such stockholder. A stockholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if such stockholder desires to tender Shares so registered.

         A stockholder who desires to tender Shares and whose certificates evidencing such Shares are not immediately available, or who cannot comply with the procedures for book-entry transfer described in this Offer to Purchase on a timely basis, may tender such Shares by following the procedures for guaranteed delivery set forth in Section 3, below.

         Questions and requests for assistance or for additional copies of this Offer to Purchase, the Letter of Transmittal, or other Offer materials, may be directed to the Information Agent at its address and telephone number set forth on the back cover of this Offer to Purchase. Stockholders also may contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer.

         THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION, AND YOU SHOULD READ BOTH CAREFULLY AND IN THEIR ENTIRETY BEFORE MAKING A DECISION WITH RESPECT TO THE OFFER.

September 26, 2008

TABLE OF CONTENTS

		Page
Summary Term Sheet		i
Introduction		1
Section 1.	Terms of the Offer; Expiration Date	5
Section 2.	Acceptance for Payment and Payment for Shares	7
Section 3.	Procedure for Tendering Shares	8
Section 4.	Withdrawal Rights	11
Section 5.	Certain United States Tax Considerations	11
Section 6.	Price Range of Shares; Dividends	13
Section 7.	Effect of the Offer on the Market for Common Stock; Stock Exchange Listing; Exchange Act Registration	13
Section 8.	Certain Information Concerning Napster	14
Section 9.	Certain Information Concerning Purchaser and Best Buy	15
Section 10.	Source and Amount of Funds	17
Section 11.	Background of the Offer; Contacts with Napster	17
Section 12.	Purpose of the Offer; Plans for Napster; Merger Agreement; Shareholder Support Agreement; Employment and Severance Agreements; Confidentiality Agreement	20
Section 13.	Dividends and Distributions	38
Section 14.	Certain Conditions of the Offer	39
Section 15.	Certain Legal Matters and Regulatory Approvals	40
Section 16.	Fees and Expenses	45
Section 17.	Miscellaneous	45
Schedule I: Section 262 of the Delaware General Corporation Law		I-1
Schedule II: Directors and Executive Officers of Best Buy and Purchaser		II-1

 SUMMARY TERM SHEET

        This summary term sheet will explain to you the important terms of the proposed transaction. This explanation will assist you in deciding whether to tender your Shares to us. This summary term sheet serves only as an introduction, and we urge you to carefully read the remainder of this Offer to Purchase and the accompanying Letter of Transmittal in order to fully educate yourself on the details of the proposed transaction.

        The information concerning Napster contained in this summary term sheet and elsewhere in this Offer to Purchase has been provided to Best Buy and Purchaser by Napster or has been taken from or is based on publicly available documents or records of Napster on file with the Securities and Exchange Commission or other public sources at the time of the Offer, and Best Buy and the Purchaser have not independently verified the accuracy and completeness of this information. Best Buy and the Purchaser have no knowledge that would indicate that any statements contained in this summary term sheet or elsewhere in this Offer to Purchase relating to Napster provided to Best Buy and the Purchaser or taken from or based on publicly available documents or records filed with the Securities and Exchange Commission or other public sources are untrue or incomplete in any material respect.

Securities Sought:	All outstanding shares of common stock, par value $0.001 per share, of Napster, Inc., and the stock purchase rights associated with such shares. The outstanding shares of Napster common stock and associated stock purchase rights are collectively referred to in the Offer to Purchase as the "Shares".
Purchaser:	Puma Cat Acquisition Corp., a direct wholly-owned subsidiary of Best Buy Co., Inc.
Price Offered Per Share of Common Stock:	$2.65 per share in cash, without interest, less any applicable withholding taxes.
Scheduled Expiration of Offer:	12:00 midnight, Eastern Time, at the end of Friday, October 24, 2008.
Minimum Condition:
The number of Shares validly tendered and not properly withdrawn prior to the expiration of the Offer, together with any other Shares directly or indirectly owned by Best Buy, must constitute more than fifty percent (50%) of the outstanding shares of Napster on a fully diluted basis (calculated in accordance with the Merger Agreement) on the expiration date of the Offer.
Napster Board Recommendation:	The Board of Directors of Napster unanimously recommends that you accept the Offer and tender your Shares pursuant to the Offer.

        The following are some of the questions that you, as a stockholder of Napster, may have and answers to those questions. You are urged to read carefully this Offer to Purchase and in the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer") before making any decision on whether to tender your shares.

Who is offering to buy my Shares?

  •
  Our name is Puma Cat Acquisition Corp. We are a Delaware corporation formed for the purpose of making this cash tender offer for your Shares. We are a wholly-owned subsidiary of Best Buy, a specialty retailer of consumer electronics, home office products, entertainment

i

    software, appliances and related services whose shares are listed on the New York Stock Exchange. See Section 9 ("Certain Information Concerning Purchaser and Best Buy"), below. We are making the Offer pursuant to the Agreement and Plan of Merger, dated as of September 14, 2008, by and among Napster, Best Buy and Purchaser, which we refer to in this Offer to Purchase as the "Merger Agreement."

  •
  Unless the context indicates otherwise, in this summary term sheet and elsewhere in this Offer to Purchase, we use the terms "us", "we" and "our" to refer to Puma Cat Acquisition Corp. and, where appropriate, Best Buy Co., Inc. We use the term "Best Buy" to refer to Best Buy Co., Inc. alone, the term the "Purchaser" to refer to Puma Cat Acquisition Corp. alone and the term "Napster" to refer to Napster, Inc., a Delaware corporation.

How much are you offering to pay? What is the form of payment? Will I have to pay any fees or commissions?

  •
  We are offering to pay you $2.65 for each Share you own, net to you in cash less any required withholding of taxes and without interest. This amount is referred to in the Offer to Purchase as the "Offer Price".

  •
  If you are the record owner of your Shares and you tender your Shares to us in the Offer, you will not have to pay brokerage fees or similar expenses. If you own your Shares through a broker or other nominee, and your broker tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. In addition, if you do not complete and sign the Substitute Form W-9 included with the Letter of Transmittal or provide us with other acceptable certification of your status as described in the Letter of Transmittal, you may be subject to required backup federal income tax withholding. See "Introduction" to this Offer to Purchase, below.

What is the purpose of the Offer?

  •
  The purpose of the Offer is to enable Best Buy to acquire control of Napster. If the Offer is successful and certain conditions in the Merger Agreement are satisfied or waived, Purchaser will be merged with and into Napster and Napster will become a wholly-owned subsidiary of Best Buy. We refer to this as the Merger. See "Introduction" to this Offer to Purchase and Section 12 ("Purpose of the Offer; Plans for Napster; Merger Agreement; Shareholder Support Agreement; Employment and Severance Agreements; Confidentiality Agreement"), below.

What are the classes and amounts of securities sought in the Offer?

  •
  We are offering to purchase all of the outstanding shares of common stock, par value $0.001 per share, of Napster, and the stock purchase rights associated with such shares. See "Introduction" to this Offer to Purchase and Section 1 ("Terms of the Offer; Expiration Date"), below.

Can holders of stock options and restricted stock awards participate in the offer?

  •
  The Offer is only for Shares. If you hold exercisable options to purchase shares of Napster common stock and you wish to participate in the Offer, you may exercise your options in accordance with their terms. You should, however, be aware that in the event we complete the Offer and the Merger, holders of options will receive an amount equal to the difference between the price payable per share in the Merger and the applicable exercise prices of their options. In other words, option holders will receive the same amount whether they exercise their options or allow their options to be cancelled in the Merger.

  •
  In the event the Offer is completed, pursuant to the terms of Napster's 2001 Stock Plan and/or the holder's existing employment agreement, the vesting restrictions applicable to 25% of the restricted Shares held by Napster employees will accelerate and the vesting restrictions applicable to 100% of the restricted Shares held by members of Napster's Board of Directors, including Wm. Christopher Gorog, will accelerate. Following the execution of the Merger Agreement, Napster's Board of Directors elected to allow the holders of restricted Shares subject to vesting restrictions that will accelerate upon completion of the Offer to tender the Shares that thereby become unrestricted (the number of which will be reduced by the number of Shares withheld by Napster to satisfy tax obligations). All Shares subject to restricted stock awards that have vested and that were not tendered in the Offer will be cancelled in the Merger in exchange for the right to receive the Offer price payable per share. All restricted stock awards that are subject to vesting restrictions as of the date of the Merger will be assumed by Best Buy and, subject to the vesting and eligibility requirements set forth in the Merger Agreement, which are based on the existing vesting and eligibility requirements contained in Napster's 2001 Stock Plan, Best Buy will pay the holders of such restricted stock awards $2.65 for each Share covered by such awards if and when such awards vest. Notwithstanding the foregoing sentence, the terms governing the vesting of and payment for restricted stock awards held by certain officers are superseded by the treatment of restricted stock awards pursuant to the terms of the employment agreements entered into by Napster and certain of its officers in connection with the Offer.

What are the "stock purchase rights" associated with shares of Napster?

  •
  The "stock purchase rights" associated with shares of Napster are rights to purchase shares of preferred stock of Napster, which were issued to all holders of Shares in connection with the adoption by Napster on May 18, 2001 of a rights plan (sometimes known as a "poison pill"). These rights are not represented by separate certificates but, instead, are represented by the same certificates that represent the Shares. Assuming the rights are not distributed, a tender of Shares in the Offer will include a tender of these associated rights. We will not pay any additional consideration for these rights. See "Introduction" to this Offer to Purchase, below.

What does the Napster Board of Directors think of the Offer and the Merger?

  •
  The Board of Directors of Napster has unanimously:
  •
  approved and declared advisable and in the best interests of Napster and its stockholders the consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger; and

  •
  recommended that you accept the Offer and tender your Shares pursuant to the Offer. See "Introduction" to this Offer to Purchase and Section 12 ("Purpose of the Offer; Plans for Napster; Merger Agreement; Shareholder Support Agreement; Employment and Severance Agreements; Confidentiality Agreement"), below.

What is the total amount of funds that we will require to consummate the proposed transactions?

  •
  We estimate that the total amount of funds required to purchase all of the Shares (other than Shares owned by Best Buy) in the Offer and Merger will be approximately $118.5 million. See Section 10 ("Source and Amount of Funds"), below.

Do you have the financial resources to make payment?

  •
  Yes. We will obtain all necessary funds through capital contributions or advances by Best Buy, which has sufficient funds to complete the transactions contemplated by the Merger Agreement. See Section 10 ("Source and Amount of Funds"), below.

Is your financial condition relevant to my decision on whether to tender my Shares in the Offer?

  •
  We do not think our financial condition is relevant to your decision whether to tender your Shares and accept the Offer because:
  •
  the Offer consists solely of cash;

  •
  the Offer is not subject to any financing condition;

  •
  Best Buy has adequate capital available to complete the Offer; and

  •
  Best Buy is a public reporting company that files reports with the United States Securities and Exchange Commission.

    If we complete the Offer, Purchaser will be merged with and into Napster, and all remaining Shares not tendered in the Offer will be cancelled in exchange for the right to receive in cash an amount equal to the Offer Price. See Section 10 ("Source and Amount of Funds"), below.

Have any stockholders or directors and officers of Napster already agreed to tender their Shares?

  •
  Yes. Each of the directors and certain officers of Napster have agreed to tender their Shares in the Offer and vote their Shares in favor of approval of the Merger Agreement and the Merger. As of September 14, 2008, such stockholders in the aggregate held unrestricted Shares that were eligible to be tendered in the Offer representing approximately 1.4% of the unrestricted Shares as of such date. Following the execution of the merger agreement, the Napster Board of Directors elected to allow the holders of Shares subject to vesting restrictions that will accelerate upon the consummation of the Offer to tender the Shares that thereby become unrestricted (the number of which will be reduced by the number of Shares withheld by Napster to satisfy tax withholding obligations). Consequently, as of the date of this Offer to Purchase, the Napster stockholders who are parties to the Shareholder Support Agreement in the aggregate hold Shares that are eligible to be tendered in the Offer representing approximately 4.0% of the Shares (without giving effect to the aforementioned tax withholding). Shares held by the stockholders who are parties to the Shareholder Support Agreement that may be voted in favor of the Merger represent approximately 5.9% of the Shares (including all Shares subject to restricted stock awards that will remain subject to vesting restrictions following the consummation of the Offer, which are nonetheless eligible to vote). See "Introduction" to this Offer to Purchase and Section 12 ("Purpose of the Offer; Plans for Napster; Merger Agreement; Shareholder Support Agreement; Employment and Severance Agreements; Confidentiality Agreement"), below.

Have any compensation arrangements been entered into with the executive officers of Napster in connection with the Merger?

  •
  Yes. Napster has entered into a new employment agreement with each of the following executive officers of Napster: Wm. Christopher Gorog, Chief Executive Officer; Bradford D. Duea, President; and Christopher Allen, Chief Operating Officer. The new employment agreements establish the terms of each executive's employment with Napster following the closing of the Merger, and will supersede and replace each executive's existing employment agreement with Napster effective upon the closing of the Merger. Napster has also entered into a retention agreement with Suzanne M. Colvin, Napster's Vice President, Finance and Interim Chief Financial Officer. The retention agreement provides for two separate retention payments if Ms. Colvin remains employed for specified periods following the closing of the Merger. We are not a party to these agreements, but we will be subject to the terms of, and entitled to the benefits of, these agreements as a result of the transactions contemplated by the Merger Agreement.

  •
  The Compensation Committee of Napster's Board of Directors approved each of the employment agreements described above. See Section 12 ("Purpose of the Offer; Plans for Napster; Merger Agreement; Shareholder Support Agreement; Employment and Severance Agreements; Confidentiality Agreement"), below.

What are the most significant conditions to the Offer?

  •
  We are not obligated to purchase any Shares that you validly tender unless the number of Shares validly tendered and not properly withdrawn before the expiration date of the Offer, together with any Shares owned, directly or indirectly, by Best Buy, in the aggregate, would constitute more than 50% of the Shares of Napster on a fully-diluted basis on the expiration date of the Offer. We call this condition the "minimum condition." In this context, the phrase "fully-diluted basis" means, as of the date of determination, the number of Shares outstanding, plus the number of shares Napster could be required to issue pursuant to exercisable, in-the-money stock options. Shares issued pursuant to restricted stock awards, unless they vest by their terms prior to completion of the Offer or accelerate as a result of the completion of the Offer, generally cannot be tendered pursuant to the Offer but are eligible to be voted in connection with the approval of the Merger Agreement and the Merger and are therefore included in the number of Shares outstanding for purposes of determining whether the minimum condition (as well as other Share ownership thresholds in the Merger Agreement) has been satisfied.

  •
  We are also not obligated to purchase any shares which you validly tender if, among other things:
  •
  Napster materially breaches any of its covenants in the Merger Agreement or breaches a representation or warranty in the Merger Agreement that would reasonably be expected to have a material adverse effect on Napster, and, in either case, such breach (if curable) is not timely cured; or

  •
  any waiting period (and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and any applicable foreign anti-trust laws shall not have expired or not been terminated.

  •
  We also are not obligated to purchase any Shares that you validly tender if any other conditions described in Section 14 ("Certain Conditions of the Offer"), below, and discussed in Section 1 ("Terms of the Offer; Expiration Date"), below are not satisfied or waived.

How long do I have to decide whether to tender in the Offer?

  •
  The Offer expires at 12:00 midnight, Eastern Time, at the end of October 24, 2008. This is called the initial expiration date. See Section 1 ("Terms of the Offer; Expiration Date"), below.

  •
  If a broker, dealer, bank, trust company or other nominee holds your Shares it is likely they will have an earlier deadline for you to act to instruct them to accept the Offer on your behalf. We urge you to contact them to find out their applicable deadline.

Under what circumstances can you extend the Offer past the initial expiration date?

  •
  Under certain circumstances, we may extend the Offer past the initial expiration date. If we do so, you will be able to tender your Shares until 12:00 midnight, Eastern Time, on the new expiration date.

v

  •
  We are required to extend the Offer past the initial expiration date:
  •
  for successive extension periods of up to 10 business days each if, at any scheduled expiration date, any conditions to the Offer have not been satisfied or waived; or

  •
  for any period that may be required to comply with a rule or regulation of the United States Securities and Exchange Commission or The Nasdaq Global Market. See Section 1 ("Terms of the Offer; Expiration Date"), below.

Will there be a subsequent offering period?

  •
  If, at the expiration of the Offer, we do not collectively own 90% of Napster's outstanding Shares (including Shares subject to restricted stock awards that have not vested), we have agreed to provide a subsequent offering period of not less than 3 nor more than 20 business days. A subsequent offering period is an additional period of time to solicit more Shares that begins after we have purchased all shares already tendered. During the subsequent offering period, if any, stockholders may tender (but not withdraw) their Shares and receive the Offer Price. See Section 1 ("Terms of the Offer; Expiration Date"), below.

How will I be notified if the Offer is extended?

  •
  We will announce an extension no later than 9:00 a.m., Eastern Time, on the business day after a scheduled expiration date by issuing a press release. See Section 1 ("Terms of the Offer; Expiration Date"), below.

How do I accept your Offer and tender my Shares?

  •
  To tender your Shares, you must deliver your stock certificates, together with a completed Letter of Transmittal, to the Depositary on or prior to the expiration date. If your Shares are held by your broker in street name, you must instruct your broker to tender your Shares on your behalf. In either case, U.S. Bank National Association, as the Depositary, must receive all required documents by the expiration date of the Offer. If you cannot get all of the documents or instruments that you are required to deliver to the Depositary in time, you still can tender your Shares by following the procedures for guaranteed delivery set forth in this document. See Section 3 ("Procedure for Tendering Shares"), below.

How and when do I get paid for my tendered Shares?

  •
  We will pay for the Shares accepted for payment by depositing the purchase price with U.S. Bank National Association, the Depositary in this offer. The Depositary will act as your agent and will transmit to you the payment for all Shares accepted for payment. If all of the conditions of the Offer are satisfied or waived and your Shares are accepted for payment, the Depositary will pay you promptly after the expiration of the Offer. No interest will be paid on the cash amount payable to you, regardless of when you are paid. See Section 2 ("Acceptance for Payment and Payment for Shares"), below.

When can I withdraw my previously tendered Shares?

  •
  You can withdraw all or a portion of your tendered Shares at any time on or prior to any scheduled expiration date. After the Offer expires, your tender is irrevocable unless we have not accepted your Shares for payment by November 25, 2008. On and after this date, you can withdraw your tendered Shares until we accept them for payment. This right to withdraw will not apply to Shares tendered in any subsequent offering period, if one is provided. See Section 4 ("Withdrawal Rights"), below.

  •
  If we provide for a subsequent offering period after the expiration of the Offer, we must make a public announcement and promptly accept for payment those Shares that were validly tendered before the expiration. You will not have a right to withdraw your Shares during the subsequent offering period. See Section 1 ("Terms of the Offer; Expiration Date"), below.

How do I withdraw previously tendered Shares?

  •
  To withdraw your Shares, you must timely deliver written or facsimile transmission notice of withdrawal to the Depositary that specifies your name, address, taxpayer identification number, the number of Shares being withdrawn, and the name of the registered holder of the Shares if different from the person who tendered the Shares. If you tendered Shares by giving instructions to a broker, dealer or other nominee, you must instruct the broker, dealer or other nominee to arrange for the withdrawal of your Shares. See Section 4 ("Withdrawal Rights"), below.

What are the tax consequences of the sale of my Shares to Puma Cat Acquisition Corp.?

  •
  The sale of Shares to us is a taxable transaction for federal, and possibly state, income tax purposes. In general, you will recognize gain or loss equal to the difference between the tax basis of your Shares and the amount of cash that you receive from us for the Shares. You will generally recognize the gain or loss in the year in which you actually get paid for your Shares. You should consult with your own tax advisor about the particular effect the tender will have on you. See Section 5 ("Certain United States Tax Considerations"), below.

What is the market value of my Shares as of a recent date?

  •
  On September 12, 2008, the last full trading day before we signed the Merger Agreement, the closing price per share on The Nasdaq Global Market was $1.36. On September 25, 2008, the last full trading day before we commenced the Offer, the closing price per share on The Nasdaq Global Market was $2.59. See Section 6 ("Price Range of Shares; Dividends"), below.

Under what circumstances will Napster be obligated to pay Best Buy a termination fee if the Merger Agreement is terminated?

  •
  The Merger Agreement provides that Napster must pay Best Buy a termination fee of $3,000,000 upon the occurrence of any one of the following events:
  •
  Napster terminates the Merger Agreement because the Napster Board of Directors accepts a "superior proposal." A "superior proposal" is an unsolicited bona fide acquisition proposal by a third party that the Napster Board of Directors determines in its good faith judgment, after consultation with an independent financial advisor, to be more favorable to, and in the best interests of, Napster stockholders, taking into account all of the terms and conditions of the acquisition proposal and the terms of the Merger Agreement (as the same may be proposed to be amended by Best Buy) and all financial, regulatory, legal and other aspects of the proposal. If an acquisition proposal consists entirely of cash consideration, an acquisition proposal will not be considered a "superior proposal" unless the per share cash consideration payable to Napster stockholders as a result of such acquisition proposal exceeds the Offer Price.

  •
  We terminate the Merger Agreement because:
  •
  The Napster Board of Directors withdraws (or modifies in a manner adverse to us) or proposes publicly to withdraw or modify in a manner adverse to us its recommendation that Napster stockholders accept the Offer, or recommends the approval of any other acquisition proposal;

      •
      Napster willfully and materially breaches its obligations under Section 5.10 of the Merger Agreement, including its obligation not to solicit, initiate or encourage, or take any other action intended to facilitate any inquiry in connection with, or the making of any proposal by any party that constitutes, a proposal to acquire Napster or its assets; or

      •
      The Napster Board of Directors fails to reaffirm its recommendation of the Offer and Merger within 10 business days after Best Buy requests in writing such reaffirmation at any time following the public announcement of a third-party proposal to acquire Napster or its assets that has not been withdrawn.

  •
  If Best Buy terminates the Merger Agreement because the minimum condition has not been met by January 12, 2009, or because Napster breached any of its covenants or representations (but, with respect to breaches of representations, only if such breach was a result of an action by Napster) in the Merger Agreement and failed to cure such breach, and, in either case, an acquisition proposal has been publicly made (and not publicly and irrevocably withdrawn) prior to the date of termination, or January 12, 2009, if earlier, and Napster subsequently enters into an agreement regarding an acquisition proposal within 12 months after the date of termination.

    The termination fee is payable immediately upon termination by Napster, within two business days of termination by Best Buy (if payable upon termination), or upon consummation of a transaction that is the subject of an acquisition proposal, as applicable. See Section 12 ("Purpose of the Offer; Plans for Napster; Merger Agreement; Shareholder Support Agreements; Employment and Severance Agreements; Confidentiality Agreement"), below.

What is the "top-up option" and when can it be exercised?

  •
  Napster has granted us an irrevocable option, which is referred in this Offer to Purchase as the "top-up option," to purchase at a price equal to the Offer Price, a number of shares equal to the lowest number of shares that, when added to the number of Shares owned by us and Best Buy, will constitute one share more than 90% of the outstanding shares. The purpose of the top-up option is to ensure that we can obtain a sufficient number of shares so that we can be merged into Napster without incurring the time and expense associated with calling a Napster stockholder meeting. We can exercise the top-up option at any time after the date we accept for payment Shares tendered pursuant to the Offer, but only if such exercise will enable us to meet the 90% threshold. The top-up option cannot be exercised if the number of shares to be issued would exceed the number authorized in Napster's certificate of incorporation or require the approval of Napster stockholders under applicable law or under the regulations of The Nasdaq Global Market. We may pay for the shares purchased pursuant to the top-up option by delivery of immediately available funds or by delivery to Napster of a promissory note in an amount equal to the aggregate purchase price of the shares purchased pursuant to the top-up option. See "Introduction" to this Offer to Purchase and Section 12 ("Purpose of the Offer; Plans for Napster; Merger Agreement; Shareholder Support Agreement; Employment and Severance Agreements; Confidentiality Agreement"), below.

If the Offer is completed, what will happen to Napster?

  •
  If the Offer is completed, provided certain conditions are met, Purchaser will be merged with and into Napster. As a result of the Merger, Napster will become a wholly-owned subsidiary of Best Buy.

  •
  If following the completion of the Offer and the subsequent offering period, if any, and the exercise of the top-up option, if applicable, Purchaser owns at least 90% of the then-outstanding Shares, Napster will not be required to call a meeting of Napster stockholders to approve the

    Merger, and we will complete the Merger as soon as possible following the completion of the Offer. If we do not meet this threshold, Napster will call and hold a meeting of Napster stockholders as soon as possible for the purpose of voting on the approval of the Merger Agreement and the Merger. We will vote all shares we own, including Shares we acquire in the Offer, in favor of approval of the Merger Agreement and the Merger. If the Offer is completed, we will own more than 50% of the Shares and will therefore be able to approve the Merger Agreement and the Merger even if no other Napster stockholder votes in favor of such approval. See "Introduction" to this Offer to Purchase and Section 12 ("Purpose of the Offer; Plans for Napster; Merger Agreement; Shareholder Support Agreement; Employment and Severance Agreements; Confidentiality Agreement"), below.

If the Offer is completed, will Napster continue as a public company?

  •
  If the Offer is completed, we expect to consummate the Merger. If the Merger takes place, Napster will no longer be traded on The Nasdaq Global Market and will cease making filings with the SEC.

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  Even if for some reason the Merger does not take place, if we purchase all Shares that are validly tendered and not properly withdrawn there may not be a public trading market for Napster common stock, and Napster may no longer be required to make filings with the SEC or otherwise comply with the SEC rules relating to publicly-held companies. See Section 7 ("Effect of the Offer on the Market for Common Stock; Stock Exchange Listing; Exchange Act Registration"), below.

If I decide not to tender but the Offer is successful, what will happen to my Shares?

  •
  If the Offer is successful and the subsequent Merger occurs, stockholders who do not tender will receive the same amount of cash per share that they would have received had they tendered, unless they properly exercise appraisal rights under Delaware law. Therefore, if you own Shares and you do not tender and you do not exercise appraisal rights, and the Merger occurs, the only difference to you between tendering and not tendering is that if you do not tender, you will receive payment later (and without any interest). See Section 7 ("Effect of the Offer on the Market for Common Stock; Stock Exchange Listing; Exchange Act Registration"), Section 12 ("Purpose of the Offer; Plans for Napster; Merger Agreement; Shareholder Support Agreement; Employment and Severance Agreements; Confidentiality Agreement"), and Section 15 ("Certain Legal Matters and Regulatory Approvals"), below.

Will I have appraisal rights in connection with the Offer?

  •
  No, appraisal rights are not available in connection with the Offer.

  •
  However, if you choose not to tender your Shares in the Offer, and the Merger is consummated, you have certain rights under Delaware law to dissent and demand appraisal of your Shares. You must comply with the required statutory procedures to exercise your appraisal rights. Any judicial determination of the fair value of your Shares as a result of your exercise of appraisal rights could be based upon factors other than, or in addition to, the price per share to be paid in the Merger or the market value of the Shares. The determination could be more than or less than the price per share to be paid in the Merger. See Section 15 ("Certain Legal Matters and Regulatory Approvals"), below, and Schedule I to this Offer to Purchase, below, for a more complete description of appraisal rights and the complete text of the Delaware appraisal rights statute.

Who can I talk to if I have questions about the Offer?

  •
  Stockholders can call D.F. King & Co., Inc. at (800) 628-8532. D.F. King & Co., Inc. is acting as the Information Agent for the Offer. See the back cover of this Offer to Purchase.

x

TO: The Holders of Common Stock of
Napster, Inc.

INTRODUCTION

        Puma Cat Acquisition Corp., a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Best Buy Co., Inc., a Minnesota corporation ("Best Buy"), hereby offers to purchase all of the outstanding shares of common stock, par value $0.001 per share, of Napster, Inc., a Delaware corporation ("Napster"), and the stock purchase rights associated with such shares (the "Shares"), at a purchase price of $2.65 per Share (the "Offer Price") net to the seller in cash, less any required withholding of taxes and without any interest thereon, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"). All references in this Offer to Purchase to "Shares" includes the associated rights to purchase shares of preferred stock of Napster issued pursuant to the Preferred Stock Rights Agreement, dated as of May 18, 2001, between Napster (then known as Roxio, Inc.) and Mellon Investor Services, LLC, as Rights Agent.

        The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of September 14, 2008, by and among Napster, Best Buy and Purchaser (the "Merger Agreement"). The Merger Agreement provides, among other things, that as soon as practicable after the consummation of the Offer and the satisfaction or, to the extent permitted under the Merger Agreement, waiver of all conditions to the Merger, and in accordance with the applicable provisions of the Delaware General Corporation Law (the "DGCL"), Purchaser will be merged with and into Napster (the "Merger"). Upon consummation of the Merger, Napster will be the surviving corporation and a direct wholly- owned subsidiary of Best Buy. In the Merger, each outstanding Share (other than Shares held by Purchaser or Best Buy, treasury Shares, which will be cancelled, and Shares held by stockholders, if any, who properly exercise appraisal rights) will be converted into the right to receive the Offer Price payable for such Shares in the Offer, without interest (the "Merger Consideration"). If the Merger is consummated, stockholders who have not tendered their Shares in the Offer and who demand and perfect appraisal rights under the DGCL will be entitled to receive in connection with the Merger cash equal to the fair value of their Shares as determined pursuant to the procedures prescribed by the DGCL. See Section 12 ("Purpose of the Offer; Plans for Napster; Merger Agreement; Shareholder Support Agreement; Employment and Severance Agreements; Confidentiality Agreement"), below.

        The Board of Directors of Napster (the "Napster Board") has unanimously approved and declared advisable and in the best interests of Napster and its stockholders the consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and has recommended that holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

        UBS Securities LLC ("UBS"), Napster's financial advisor, has delivered to the Napster Board its written opinion dated September 14, 2008, to the effect that, as of that date and based on and subject to various assumptions, matters considered and limitations described in its opinion, the Offer Price to be received by holders of Shares (other than Best Buy, Purchaser and their respective affiliates) in the Offer and Merger was fair, from a financial point of view, to such holders. The full text of UBS' written opinion is included as an annex to Napster's Solicitation/Recommendation Statement on Schedule 14D-9 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which is being mailed to stockholders concurrently herewith. Holders of Shares are encouraged to read such opinion carefully in its entirety for a description of the assumptions made, procedures followed, matters considered and limitations on the review undertaken. UBS' opinion was provided to the Napster Board in connection with, and for the purposes of, its evaluation of the Offer Price from a financial point of view, does not address any other aspect of the Offer or the Merger and does not constitute a recommendation to any holder of Shares as to whether such holder should tender Shares in the Offer or how to vote or act with respect to the Offer or the Merger.

        The Offer is conditioned upon, among other things, there having been validly tendered and not properly withdrawn prior to the expiration of the Offer a number of Shares which, together with any other Shares directly or indirectly owned by Best Buy, would constitute more than fifty percent (50%) of the outstanding Shares on the date of purchase on a fully-diluted basis (the "Minimum Condition"). As used in this context, the phrase "fully-diluted basis" means, as of the date of determination, (i) the number of Shares outstanding (which number includes Shares issued pursuant to restricted stock awards that have not vested) together with (ii) shares which Napster may be required to issue pursuant to outstanding options that are exercisable and the exercise price of which is less than the Offer Price on such date. Pursuant to the Merger Agreement, the Offer must be extended by Purchaser under certain circumstances. Additionally, Purchaser may be required by the Merger Agreement to provide a subsequent offering period in connection with the Offer. See Section 1 ("Terms of the Offer; Expiration Date") and Section 14 ("Certain Conditions of the Offer"), below, for a description of the conditions to the Offer.

        In order to induce Best Buy and Purchaser to enter into the Merger Agreement, the directors and certain officers of Napster have entered into a Shareholder Support Agreement, dated as of September 14, 2008, with Best Buy and Purchaser (the "Shareholder Support Agreement"). Pursuant to the Shareholder Support Agreement, these individuals have agreed, in their capacities as stockholders, to (i) tender and sell their Shares to Purchaser pursuant to the Offer, and (ii) vote such Shares in favor of approval of the Merger Agreement and the Merger and against any acquisition proposal other than the Merger. As of September 14, 2008, such stockholders in the aggregate held unrestricted Shares that were eligible to be tendered in the Offer representing approximately 1.4% of the unrestricted Shares as of such date. Following the execution of the Merger Agreement, the Napster Board elected to allow the holders of Shares subject to vesting restrictions that will accelerate upon the completion of the Offer to tender the Shares that thereby become unrestricted (the number of which will be reduced by the number of Shares withheld by Napster to satisfy tax obligations). Consequently, as of the date of this Offer to Purchase, the Napster stockholders who are parties to the Shareholder Support Agreement in the aggregate hold Shares that are eligible to be tendered in the Offer representing approximately 4.0% of the Shares (without giving effect to the aforementioned tax withholding). Shares held by the stockholders who are parties to the Shareholder Support Agreement that may be voted in favor of the Merger represent approximately 5.9% of the Shares (including all Shares subject to restricted stock awards that will remain subject to vesting restrictions following the consummation of the Offer, which are nonetheless eligible to vote). See Section 12 ("Purpose of the Offer; Plans for Napster; Merger Agreement; Shareholder Support Agreement; Employment and Severance Agreements; Confidentiality Agreement"), below.

        Napster has informed Purchaser that as of September 23, 2008, there were 47,922,611 Shares outstanding and 153,000 shares of common stock issuable upon exercise of in-the-money stock options that are either vested or will vest prior to the expiration of the Offer. The number of Shares outstanding includes Shares subject to unvested restricted stock awards, which, unless they accelerate as a result of the completion of the Offer, generally cannot be tendered pursuant to the Offer but are eligible to be voted in connection with the approval of the Merger Agreement and the Merger. Based on this information, and assuming the issuance of all shares of common stock issuable pursuant to vested, in-the-money options, Purchaser believes that the Minimum Condition will be satisfied if following the completion of the Offer, Best Buy and Purchaser collectively own at least 24,037,807 Shares. Best Buy Enterprise Services, Inc., a wholly-owned subsidiary of Best Buy, owns 1,099,626 Shares (which Best Buy anticipates will be transferred to Purchaser prior to the expiration date of the Offer) and the Napster stockholders that are parties to the Shareholder Support Agreement have agreed to tender a total of 629,297 unrestricted Shares plus an additional 1,303,400 Shares subject to unvested restricted stock awards that will accelerate as a result of, and may be tendered subject to, the completion of the Offer. Assuming all of the aforementioned Shares are tendered in the Offer, Purchaser believes that it will need to acquire an additional 21,005,481 Shares in the Offer to satisfy the Minimum Condition. Additionally, Purchaser believes that if it acquires 40,098,024 Shares (in addition to those Shares owned by Best Buy Enterprise Services, Inc., the outstanding Shares that are subject to the Shareholder Support Agreement and those Shares subject to unvested restricted stock awards that accelerate as a result of, and may be tendered subject to, the completion of the Offer) in the Offer, Purchaser will own at least 90% of the Shares (including all Shares subject to restricted stock awards that will remain subject to vesting restrictions following the completion of the Offer, which are nonetheless eligible to vote), and will be able to consummate the Merger without a Napster stockholder meeting. The number of restricted Shares that can be tendered in the Offer will be less than the number set forth above due to the withholding of Shares by Napster to satisfy tax obligations in connection with those Shares subject to vesting restrictions that will accelerate upon the completion of the Offer.

        To further induce Best Buy and Purchaser to enter into the Merger Agreement, in the Merger Agreement, Napster granted Purchaser an option to purchase additional shares. Pursuant to the Merger Agreement, Napster granted Purchaser an irrevocable option (the "Top-Up Option") to purchase that number of shares (the "Top-Up Option Shares") equal to the number of shares that, when added to the number of Shares owned by Purchaser and Best Buy immediately prior to the exercise of the Top-Up Option, will constitute one share more than 90% of the shares then-outstanding (including all Shares subject to restricted stock awards that will remain subject to vesting restrictions following the consummation of the Offer, which are nonetheless eligible to vote, and assuming the issuance of the Top-Up Option Shares), at a purchase price per Top-Up Option Share equal to the Offer Price. The Top-Up Option only can be exercised after acceptance for payment of Shares by Purchaser pursuant to the Offer, and then only if Purchaser and Best Buy will, upon exercise of the Top-Up Option, own more than 90% of the shares then-outstanding. The Top-Up Option cannot be exercised for a number of shares exceeding (when added to those Shares then-outstanding) those authorized by Napster's certificate of incorporation or which would require the approval of Napster stockholders pursuant to applicable law or under the regulations of The Nasdaq Global Market. If the Top-Up Option is exercised by Purchaser, Purchaser will own more than 90% of the shares then-outstanding, and will therefore be able to effect a short-form merger under the DGCL. See Section 12 ("Purpose of the Offer; Plans for Napster; Merger Agreement; Shareholder Support Agreement; Employment and Severance Agreements; Confidentiality Agreement"), below.

        The Merger Agreement provides that, at any time following Purchaser's acceptance for payment of Shares pursuant to the Offer, Best Buy will be entitled to designate such number of directors, rounded up to the nearest whole number, on the Napster Board (and each committee of the Napster Board and the board of directors of each Napster subsidiary and its committees) as will give Best Buy representation on the Napster Board equal to the product of the number of directors on the Napster Board and the percentage that the number of Shares purchased by Purchaser bears to the total number of Shares. Napster has agreed to either increase the size of the Napster Board or to use its reasonable best efforts to secure the resignations of such number of directors as is necessary to provide Best Buy with this level of representation, and to cause Best Buy's designees to be so elected. If Best Buy elects to exercise the right, it intends to designate Joseph M. Joyce, David M. Morrish and James L. Muehlbauer, each of whom is an executive officer of Best Buy, to serve as directors of Napster. The foregoing information and certain other information contained in this Offer to Purchase and the Schedule 14D-9 to be filed by Napster are being provided in accordance with the requirements of Section 14(f) of the Exchange Act and Rule 14f-1 thereunder. Best Buy expects that such representation would permit Best Buy to exert substantial influence over Napster's conduct of its business and its operations. See Section 12 ("Purpose of the Offer; Plans for Napster; Merger Agreement; Shareholder Support Agreement; Employment and Severance Agreements; Confidentiality Agreement"), below.

        Best Buy and Napster have also agreed that until the consummation of the Merger, they will use their reasonable efforts to ensure that, in addition to the Best Buy designees to the Napster Board, there will be at least two Continuing Directors (as defined below) on the Napster Board. The Merger Agreement defines "Continuing Directors" as directors who are not affiliated with or designated by Best Buy and who are also "independent" as defined in the rules of The Nasdaq Global Market, or who were elected or appointed after the date of the Merger Agreement at the recommendation of the directors who were directors on the date of the Merger Agreement or who are Continuing Directors. Until the consummation of the Merger, the unanimous approval of the Continuing Directors is required to amend or terminate the Merger Agreement, amend Napster's certificate of incorporation or bylaws, allow for additional time for or waive performance of Best Buy's or Purchaser's obligations under the Merger Agreement or change the Napster Board's recommendation regarding the Merger. See Section 12 ("Purpose of the Offer; Plans for Napster; Merger Agreement; Shareholder Support Agreement; Employment and Severance Agreements; Confidentiality Agreement"), below.

        The consummation of the Merger is subject to the satisfaction or waiver of certain conditions, including, if required by the DGCL, the approval of the Merger Agreement by the requisite vote of Napster stockholders. Under Napster's certificate of incorporation and the DGCL, the holders of Shares have one vote for each Share owned of record. Under the DGCL, the affirmative vote of the majority of outstanding Shares is required to approve the Merger Agreement and the Merger. Consequently, if the Minimum Condition is satisfied, and Purchaser completes the Offer, Purchaser and Best Buy collectively will have sufficient voting power to approve the Merger Agreement and the Merger even if no other Napster stockholder votes in favor of such approval. See Section 12 ("Purpose of the Offer; Plans for Napster; Merger Agreement; Shareholder Support Agreement; Employment and Severance Agreements; Confidentiality Agreement"), below.

        If Purchaser acquires, pursuant to the Offer and any subsequent offering period or by exercising the Top-Up Option, a number of shares that, together with the Shares already owned by Purchaser, represent at least 90% of the Shares, Purchaser will be able to consummate the Merger without a vote of Napster stockholders. If, however, Purchaser does not own at least 90% of the Shares, and a vote of Napster stockholders is required under the DGCL, a longer period of time will be required to effect the Merger. See Section 12 ("Purpose of the Offer; Plans for Napster; Merger Agreement; Shareholder Support Agreement; Employment and Severance Agreements; Confidentiality Agreement"), below.

        Appraisal rights are not available in connection with the Offer. If, however, a stockholder elects not to tender Shares in the Offer and Purchaser consummates the Offer, appraisal rights will be available to such stockholder in connection with the Merger, assuming the proper exercise of such rights under Delaware law. A stockholder who properly asserts appraisal rights will be entitled to payment for such stockholder's Shares based on a fair and independent appraisal. The appraised value may be more or less than the Offer Price. See Section 15 ("Certain Legal Matters and Regulatory Approvals") and Schedule I ("Section 262 of the Delaware General Corporation law"), below.

        Certain United States federal income tax consequences of the sale of Shares in the Offer and the conversion of Shares in the Merger are described in Section 5 ("Certain United States Tax Considerations"), below.

        Tendering stockholders who are record owners of their Shares and tender directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, stock transfer taxes on the transfer and sale of Shares pursuant to the Offer. Stockholders who hold their Shares through a broker or bank should consult such institution as to whether it charges any service fee. Any tendering stockholder or other payee that fails to complete and sign the Substitute Form W-9, which is included in the Letter of Transmittal, or IRS Form W-8 or a suitable substitute form, may be subject to required backup U.S. federal income tax withholding on the gross proceeds payable to such stockholder or other payee pursuant to the Offer. See Section 5 ("Certain United States Tax Considerations"), below. Purchaser will pay all fees and expenses of U.S. Bank National Association, as depositary (the "Depositary") and D.F. King & Co., Inc., as information agent (the "Information Agent"), incurred in connection with the Offer. See Section 16 ("Fees and Expenses"), below.

        This Offer to Purchase and the related Letter of Transmittal contain important information and should be read carefully and in their entirety before any decision is made with respect to the Offer.

 Section 1.    Terms of the Offer; Expiration Date

        Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), Purchaser will, and Best Buy will cause it to, accept for payment and pay for all Shares validly tendered on or prior to the Expiration Date and not properly withdrawn as permitted by Section 4, below. The term "Expiration Date" means 12:00 midnight, Eastern Time, at the end of Friday, October 24, 2008 (the "Initial Expiration Date"), unless and until Purchaser, in accordance with this Offer to Purchase and the Merger Agreement, extends the period of time during which the Offer is open, in which event the term "Expiration Date" will mean the latest time and date at which the Offer, as so extended by Purchaser, will expire.

        The Offer is conditioned upon satisfaction of the Minimum Condition. The Offer is also subject to the other conditions set forth in Section 14, below. Purchaser reserves the right, subject to the terms of the Merger Agreement and the applicable rules and regulations of the SEC, to amend or waive any of the terms or conditions of the Offer and to increase the Merger Consideration. However, without the consent of Napster, Purchaser will not (i) decrease the Offer Price or change the form of consideration therefor or decrease the number of Shares sought pursuant to the Offer, (ii) amend, modify or change the conditions to the Offer in a manner adverse to Napster stockholders, (iii) impose conditions to the Offer in addition to those set forth in the Merger Agreement, (iv) waive or amend the Minimum Condition or the condition that any waiting period (or any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the "HSR Act") or any applicable foreign antitrust laws be expired or terminated, (v) extend or otherwise change the expiration date of the Offer (except as expressly permitted by the Merger Agreement), or (vi) amend any other term of the Offer in a manner adverse to the Napster stockholders.

        If by the Initial Expiration Date or any subsequent Expiration Date any or all of the conditions to the Offer have not been satisfied or waived, subject to the provisions of the Merger Agreement described below, Purchaser (i) may elect to waive all of the unsatisfied conditions (other than, without the written consent of Napster, the Minimum Condition and the condition that any waiting period (or any extension thereof) under the HSR Act or any applicable foreign antitrust laws be expired or terminated) and purchase all Shares validly tendered by the Expiration Date and not properly withdrawn, or (ii) must extend the Offer as provided below, unless and until the Merger Agreement is terminated. Additionally, Best Buy and Purchaser will extend the Offer if such extension is required by SEC rules.

        Any extension, delay, termination, waiver or amendment will be followed as promptly as practicable by a public announcement thereof, with any announcement of an extension to be made no later than 9:00 a.m., Eastern Time, on the next business day after the previously scheduled Expiration Date. Except as provided by applicable law (including Rules 14d-4(c), 14d-4(d) and 14e-1 under the Exchange Act, which require that material changes be promptly disseminated to stockholders in a manner reasonably designed to inform them of such changes), and without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release.

        If Purchaser makes a material change in the terms of the Offer or if it waives a material condition of the Offer, Purchaser will extend the Offer and disseminate additional tender offer materials to the extent required by Rules 14d-4(c), 14d-4(d) and 14e-1 under the Exchange Act. The minimum period during which the Offer must remain open following material changes in the terms of the Offer, other than a change in price, percentage of securities sought, or inclusion of or changes to a dealer's soliciting fee, will depend upon the facts and circumstances, including the materiality of the changes. In the SEC's view, an offer should remain open for a minimum of 5 business days from the date the material change is first published, sent or given to stockholders and, if changes are made with respect to the percentage of the securities being sought, the consideration being offered, or the dealer's soliciting fee, a minimum of 10 business days may be required to allow for adequate dissemination to stockholders. Accordingly, if prior to the Expiration Date Purchaser increases or, with Napster's consent, decreases the consideration offered pursuant to the Offer, or, with Napster's consent, decreases the percentage of Shares sought in the Offer, and the Offer is scheduled to expire at any time earlier than the tenth business day from the date that notice of such increase or decrease is first published, sent or given to stockholders, the Offer will be extended at least until the expiration of such tenth business day. For purposes of the Merger Agreement (except in connection with the non-solicitation and certain termination provisions) and complying with SEC rules, a "business day" means any day other than a Saturday, Sunday or a federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, Eastern Time.

        Under no circumstances will interest on the purchase price for Shares be paid, regardless of any extension of the Offer or any delay in making such payment. During any extension of the Offer, all Shares previously tendered and not properly withdrawn will remain tendered pursuant to the Offer, subject to the rights of a tendering stockholder to withdraw the tendered Shares.

        Pursuant to the Merger Agreement and Rule 14d-11 under the Exchange Act, if upon acceptance for payment of Shares by Purchaser at the Expiration Date, Best Buy and Purchaser do not collectively own at least 90% of the outstanding Shares (including Shares accepted for purchase, other than Shares tendered by guaranteed delivery but not yet delivered), Purchaser will provide a subsequent offering period of not less than 3 nor more than 20 business days in length (the "Subsequent Offering Period"). A Subsequent Offering Period is an additional period of time, following the expiration of the Offer and the acceptance for purchase of Shares tendered in the Offer, during which stockholders may tender Shares not previously tendered into the Offer. A Subsequent Offering Period, if one occurs, is not an extension of the Offer, which already will have been completed.

        Rule 14d-11 provides that Purchaser may provide a Subsequent Offering Period so long as, among other things, (i) the initial 20 business day period of the Offer has expired, (ii) Purchaser offers the same form and amount of consideration for Shares in the Subsequent Offering Period as in the Offer, (iii) Purchaser immediately accepts and promptly pays for all securities tendered during the Offer, (iv) Purchaser announces the results of the Offer, including the approximate number and percentage of Shares deposited in the Offer, no later than 9:00 a.m., Eastern Time, on the next business day after the Expiration Date and immediately begins the Subsequent Offering Period, (v) Purchaser immediately accepts and promptly pays for Shares as they are tendered during the Subsequent Offering Period, and (vi) the offer is for all outstanding securities of the class that were the subject of the Offer. The same Offer Price will be paid to stockholders tendering Shares in the Offer and in a Subsequent Offering Period, if one occurs.

        Napster has provided Purchaser with its stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase, the related Letter of Transmittal and other relevant materials will be mailed to record holders of Shares whose names appear on Napster's stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing.

Section 2.    Acceptance for Payment and Payment for Shares

        Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment and will pay for all Shares validly tendered and not properly withdrawn on or prior to the Expiration Date promptly after the Expiration Date, provided that the conditions of the Offer set forth in Section 14 have been satisfied or waived prior to the Expiration Date. If there is a Subsequent Offering Period, all Shares tendered during the Subsequent Offering Period will be immediately accepted for payment and paid for as they are tendered.

        For purposes of the Offer, Purchaser will be deemed to have accepted for payment (and thereby purchased) all Shares validly tendered and not properly withdrawn if, as and when Purchaser gives oral or written notice to the Depositary of its acceptance of such Shares for payment pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, who will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting those payments to stockholders whose Shares have been accepted for payment. In all cases (including any Subsequent Offering Period), payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the "Share Certificates"), or timely confirmation (a "Book-Entry Confirmation") of a book-entry transfer of such Shares, if such procedure is available, into the Depositary's account at The Depository Trust Company (the "Book-Entry Transfer Facility") pursuant to the procedures set forth in Section 3, below, (ii) the Letter of Transmittal, properly completed and duly executed with any required signature guarantees, or an Agent's Message (as defined below) in connection with a book-entry transfer, and (iii) any other documents required by the Letter of Transmittal.

        The term "Agent's Message" means a message from the Book-Entry Transfer Facility transmitted to and received by the Depositary forming a part of a Book-Entry Confirmation, which states that (i) the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of the Book-Entry Confirmation, (ii) the participant has received and agrees to be bound by the terms of the Letter of Transmittal, and (iii) Purchaser may enforce such agreement against the participant.

        If, for any reason whatsoever, acceptance for payment of or payment for any Shares tendered pursuant to the Offer is delayed or Purchaser is unable to accept for payment or pay for Shares tendered pursuant to the Offer, then, without prejudice to Purchaser's rights set forth herein, the Depositary may nevertheless, on behalf of Purchaser, retain tendered Shares, and those Shares may not be withdrawn except to the extent that the tendering stockholder is entitled to exercise and duly exercises withdrawal rights as described in Section 4, below, subject, however, to Purchaser's obligation under Rule 14e-1(c) under the Exchange Act to pay for Shares tendered or return those Shares promptly after termination or withdrawal of the Offer. Under no circumstances will interest on the purchase price for Shares be paid by Purchaser by reason of any delay in making such payment, and in no event will dividends accrue or become payable with respect to the Shares after the date on which such Shares are accepted for payment.

        If, prior to the Expiration Date, Purchaser increases the consideration offered to stockholders pursuant to the Offer for their Shares, such increased consideration will be paid to all stockholders whose Shares are purchased pursuant to the Offer, even if those Shares were tendered prior to the increase in consideration.

        If any tendered Shares are not accepted for payment for any reason or if Share Certificates are submitted for more Shares than are tendered, Share Certificates evidencing unpurchased or untendered Shares will be returned (or, in the case of Shares tendered by book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility pursuant to the procedures set forth in Section 3, below, such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), without expense to the tendering stockholder, as promptly as practicable thereafter.

Section 3.    Procedure for Tendering Shares

         Valid Tender.    Except as set forth below, in order for Shares to be validly tendered pursuant to the Offer:

          (i)    the Letter of Transmittal, properly completed and duly executed with any required signature guarantees, or an Agent's Message in connection with a book-entry delivery of Shares, and any other documents required by the Letter of Transmittal, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date, and either (a) Share Certificates evidencing tendered Shares must be received by the Depositary at such address or (b) the Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case on or prior to the Expiration Date; or

          (ii)   the tendering stockholder must comply with the guaranteed delivery procedures described below.

        If Share Certificates are forwarded separately to the Depositary, a properly completed and duly executed Letter of Transmittal must accompany each delivery.

         Book-Entry Transfer.    The Depositary will establish an account with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within 2 business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary's account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility's transfer procedures. However, although delivery of Shares may be effected through book-entry transfer at the Book-Entry Transfer Facility, a Letter of Transmittal, properly completed and duly executed with any required signature guarantees, or an Agent's Message in connection with a book-entry transfer, and any other documents required by the Letter of Transmittal, must in any case be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedures described below. Delivery of documents to the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility's procedures does not constitute delivery to the Depositary.

         Signature Guarantees.    No signature guarantee is required for Shares tendered (i) by a registered holder of Shares who has not completed either the box labeled "Special Payment Instructions" or the box labeled "Special Delivery Instructions" on the Letter of Transmittal or (ii) for the account of an Eligible Institution (as defined below). All other tenders of Shares must have the signatures on the Letters of Transmittal guaranteed by a firm which is a bank, broker, dealer, credit union, savings association or other entity which is a member in good standing of a recognized Medallion Signature Guarantee Program or by any other "eligible guarantor institution," as defined in Rule 17Ad-15 under the Exchange Act (each of the foregoing, an "Eligible Institution"). See Instruction 1 to the Letter of Transmittal. If a Share Certificate is registered in the name of a person other than the person who signs the Letter of Transmittal, or if payment is to be made, or a Share Certificate not accepted for payment or not tendered is to be returned, to a person other than the registered holder(s), the Share Certificate must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name(s) of the registered holder(s) appears on the Share Certificate, with the signature(s) on such Share Certificate or stock powers guaranteed as provided above. See Instructions 1 and 5 to the Letter of Transmittal.

         Guaranteed Delivery.    If (a) a stockholder desires to tender Shares pursuant to the Offer and such stockholder's Share Certificates are not immediately available, (b) time will not permit all required documents to reach the Depositary on or prior to the Expiration Date, or (c) a stockholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, then such stockholder's Shares may nevertheless be tendered, provided that all of the following conditions are satisfied:

          (i)    the tender is made by or through an Eligible Institution;

          (ii)   a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by Purchaser herewith, is received by the Depositary as provided below on or prior to the Expiration Date; and

          (iii)  the Share Certificates evidencing all tendered Shares, in proper form for transfer, or a Book-Entry Confirmation, together with the Letter of Transmittal properly completed and duly executed with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message) and any other documents required by the Letter of Transmittal, are received by the Depositary within 3 trading days after the date of execution of the Notice of Guaranteed Delivery.

        The Notice of Guaranteed Delivery may be delivered by hand, transmitted by facsimile transmission or mailed to the Depositary, and must include a guarantee by an Eligible Institution and a representation that the stockholder has a net long position in the Shares tendered within the meaning of, and that the tender of the Shares effected thereby complies with, Rule 14e-4 under the Exchange Act, each in the form set forth in the Notice of Guaranteed Delivery.

        Notwithstanding any other provision hereof, payment for Shares accepted for payment pursuant to the Offer will in all cases be made only after timely receipt by the Depositary of (i) Share Certificates evidencing such Shares or a Book-Entry Confirmation of the delivery of such Shares (if available), (ii) a properly completed and duly executed Letter of Transmittal or, in the case of a book-entry transfer, an Agent's Message, and (iii) any other documents required by the Letter of Transmittal. Accordingly, payment may not be made to all tendering stockholders at the same time and the timing of payment will depend upon when Share Certificates are received by the Depositary or Book-Entry Confirmations of tendered Shares are received in the Depositary's account at the Book-Entry Transfer Facility.

        The method of delivery of Share Certificates and all other required documents, including through the Book-Entry Transfer Facility, is at the option and risk of the tendering stockholder and the delivery will be deemed made only when actually received by the Depositary. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

         Other Requirements.    The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder's acceptance of the Offer, as well as the tendering stockholder's representation and warranty that (i) such stockholder has a net long position in the Shares tendered within the meaning of Rule 14e-4 under the Exchange Act, (ii) the tender of such Shares complies with Rule 14e-4 under the Exchange Act, and (iii) such stockholder has the full power and authority to tender, sell, assign and transfer the Shares tendered, as specified in the Letter of Transmittal. Purchaser's acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and Purchaser upon the terms and subject to the conditions of the Offer.

         Determination of Validity.    All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares pursuant to any of the procedures described above will be determined by Purchaser, in its sole discretion, which determination will be final and binding on all parties. Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of its counsel, be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in any tender of Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. A tender of Shares will be deemed to have been not validly made until all defects and irregularities have been cured or waived. None of Purchaser, Best Buy, any of their affiliates or assigns, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Purchaser's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

         Appointment as Proxy.    By executing a Letter of Transmittal, a tendering stockholder irrevocably appoints Purchaser, its officers and its designees, and each of them, as the stockholder's attorneys-in-fact and proxies, with full power of substitution, in the manner set forth in the Letter of Transmittal, to the full extent of such stockholder's rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser (and with respect to any and all other shares or other securities issued or issuable in respect of such Shares on or after the date of this Offer to Purchase). All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective if, when and only to the extent that Purchaser accepts such Shares for payment. Upon such acceptance for payment, all prior powers of attorney and proxies given by the stockholder with respect to the Shares (and such other shares and securities) will, without further action, be revoked, and no subsequent powers of attorney, proxies or written consents may be given or executed (and if given or executed, will not be deemed effective with respect thereto by the stockholder). Purchaser, its officers and its designees will, with respect to the Shares (and such other shares and securities) for which such appointment is effective, be empowered to exercise all voting and other rights of the stockholder as they in their sole discretion may deem proper at any annual or special meeting of Napster stockholders or any adjournment or postponement thereof, by written consent in lieu of any such meeting, or otherwise. Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Purchaser's payment for such Shares, Purchaser must be able to exercise full voting rights with respect to such Shares and other securities, including voting at any meeting of stockholders or acting by written consent without a meeting.

         Backup Federal Income Tax Withholding and Substitute Form W-9.    Under the "backup withholding" provisions of federal income tax law, the Depositary may be required to withhold a portion of the amount of any payments of cash pursuant to the Offer. In order to avoid backup withholding, each stockholder surrendering Shares in the Offer must provide the payer of such cash with the stockholder's correct Taxpayer Identification Number ("TIN") on a Substitute Form W-9 and certify under penalties of perjury that such TIN is correct and that the stockholder is not subject to backup withholding and otherwise comply with the applicable requirements of applicable federal backup withholding rules and regulations. Certain stockholders (including, among others, all corporations and certain foreign individuals and entities) are not subject to backup withholding. If a stockholder does not provide its correct TIN or fails to provide the certifications described above, the Internal Revenue Service ("IRS") may impose a penalty on the stockholder and payment of cash to the stockholder pursuant to the Offer may be subject to backup withholding. All stockholders surrendering Shares pursuant to the Offer should complete and sign the Substitute Form W-9 included in the Letter of Transmittal to provide the information and certification necessary to avoid backup withholding (unless an applicable exemption exists and is proved in a manner satisfactory to the Depositary). Non-corporate foreign stockholders should complete and sign the applicable Form W-8 (a copy of which may be obtained from the Depositary), in order to avoid backup withholding. If backup withholding results in an overpayment of taxes, a refund may be obtained from the IRS by filing an appropriate claim, provided that the applicable information and forms are provided to the IRS and other requirements are satisfied. See Instruction 9 to the Letter of Transmittal.

Section 4.    Withdrawal Rights

        Tenders of Shares made pursuant to the Offer are irrevocable, except that such Shares may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment and paid for by Purchaser pursuant to the Offer, may also be withdrawn at any time on or after November 25, 2008. If the Offer expires and Purchaser provides for a Subsequent Offering Period thereafter, and all the conditions to the Offer have been met, Purchaser must pay for all Shares tendered in the Offer and immediately accept and pay for all Shares tendered during the Subsequent Offering Period, and there will be no withdrawal rights during the Subsequent Offering Period.

        For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name, address and TIN of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer set forth in Section 3, above, the notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

        If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares, or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser's rights under the Offer, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein.

        Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered at any time prior to the Expiration Date, or during a Subsequent Offering Period (if available), by following one of the procedures described in Section 3, above.

        All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, whose determination will be final and binding. None of Purchaser, the Depositary, the Information Agent or any other person will be under duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

 Section 5.    Certain United States Tax Considerations

        The following is a summary of certain United States federal income tax consequences of the Offer and the Merger to stockholders of Napster whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger. The discussion is for general information only and does not purport to consider all aspects of United States federal income taxation that might be relevant to stockholders of Napster. The discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the "Code"); existing, proposed and temporary regulations promulgated thereunder; and administrative and judicial interpretations thereof, all of which are subject to change, possibly with a retroactive effect. The discussion applies only to stockholders of Napster whose Shares are held as a "capital asset" within the meaning of Section 1221 of the Code and who do not own, directly or through attribution, 50% or more of the stock of Purchaser. This discussion does not apply to restricted stock awards, Shares received pursuant to the exercise of employee stock options or otherwise as compensation, or to certain types of stockholders (such as insurance companies, tax-exempt organizations, financial institutions and broker-dealers) who may be subject to special rules. This discussion does not discuss the United States federal income tax consequences to any stockholder of Napster who, for United States federal income tax purposes, is a non-resident alien individual, a foreign corporation, a foreign partnership or a foreign estate or trust, nor does it consider the effect of any foreign, state or local tax laws. No rulings have been or will be requested from the IRS with respect to any of the matters addressed in this discussion. In addition, no opinion of counsel has been or will be sought with respect to the matters addressed in this discussion.

        Because individual circumstances may differ, each stockholder should consult his or her own tax advisor to determine the applicability of the rules discussed below and the particular tax effects of the Offer and the Merger on an owner of Shares, including the application and effect of the alternative minimum tax and any state, local and foreign tax laws and of changes in such laws.

        The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes and possibly for state, local, and foreign income tax purposes as well. In general, a stockholder who sells Shares pursuant to the Offer or receives cash in exchange for Shares pursuant to the Merger will recognize gain or loss for United States federal income tax purposes equal to the difference, if any, between the amount of cash received and the stockholder's adjusted tax basis in the Shares sold pursuant to the Offer or exchanged for cash pursuant to the Merger. Gain or loss will be determined separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction) tendered pursuant to the Offer or exchanged for cash pursuant to the Merger. Such gain or loss will be long-term capital gain or loss provided that a stockholder's holding period for such Shares is more than one year at the time of consummation of the Offer or the Merger, as the case may be. Capital gains recognized by an individual upon a disposition of a Share that has been held for more than one year generally will be subject to a maximum United States federal income tax rate of 15% or, in the case of a Share that has been held for one year or less, will be subject to tax at ordinary income tax rates. Certain limitations apply to the use of a stockholder's capital losses.

        As described above, a stockholder whose Shares are purchased in the Offer may be subject to 28% backup withholding unless certain information is provided to the Depositary or an exemption applies.

 Section 6.    Price Range of Shares; Dividends

        The Shares are quoted on the The Nasdaq Global Market under the symbol "NAPS". The following table sets forth, for the periods indicated, the high and low sales prices per Share. Share prices are based on published financial sources and do not include commissions.

	High	Low
Fiscal Year Ended March 31, 2007
First Quarter	$5.10	$2.95
Second Quarter	4.49	2.55
Third Quarter	4.92	3.51
Fourth Quarter	4.49	3.55
Fiscal Year Ended March 31, 2008
First Quarter	$4.46	$3.33
Second Quarter	3.41	2.45
Third Quarter	3.71	1.89
Fourth Quarter	2.12	1.33
Current Fiscal Year Ending March 31, 2009
First Quarter	$1.93	$1.40
Second Quarter (through September 25, 2008)	$2.60	$1.03

        On September 12, 2008, the last trading day before the first public announcement of the Offer, the last reported sale price of the Shares on The Nasdaq Global Market was $1.36 per share. On September 25, 2008, the last full trading day before commencement of the Offer, the closing price of the Shares on The Nasdaq Global Market was $2.59. Stockholders are urged to obtain a current market quotation for the Shares.

        According to Napster's Annual Report on Form 10-K for the fiscal year ended March 31, 2008, Napster has never declared or paid any cash dividends on its capital stock and it currently intends to retain all available funds and any future earnings for use in the operation and expansion of its business and does not anticipate paying any cash dividends in the foreseeable future. Pursuant to the Merger Agreement, Napster is not permitted to declare, set aside or pay any dividends on (whether in cash, stock or property), or make any other distributions in respect of, any of its capital stock, except for dividends paid by direct or indirect wholly-owned subsidiaries of Napster to Napster or another of its wholly-owned subsidiaries with respect to capital stock.

Section 7.    Effect of the Offer on the Market for Common Stock; Stock Exchange Listing; Exchange Act Registration

        The purchase of the Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and will reduce the number of holders of Shares, which could adversely affect the liquidity and market value of the remaining Shares held by stockholders other than Purchaser and Best Buy. Purchaser cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the Offer Price.

         Trading on The Nasdaq Global Market.    Purchaser intends to and will cause the Shares to cease to be authorized for quotation and traded on The Nasdaq Global Market as soon as the requirements for such termination are met.

         Exchange Act Registration.    The Shares are currently registered under the Exchange Act. The purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration of the Shares may be terminated upon application by Napster to the SEC if the Shares are not listed on a "national securities exchange" and there are fewer than 300 record holders of the Shares. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by Napster to its stockholders and the SEC, and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b) and the requirements of furnishing a proxy statement in connection with stockholders' meetings pursuant to Section 14(a), no longer applicable to Napster. If the Shares are no longer registered under the Exchange Act, the requirements of Rule 13e-3 under the Exchange Act with respect to "going private" transactions would no longer be applicable to Napster. Furthermore, the ability of "affiliates" of Napster and persons holding "restricted securities" of Napster to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated. Purchaser and Best Buy intend to and will cause Napster to apply for termination of registration of the Shares under the Exchange Act as soon after the completion of the Merger as the requirements for such termination are met.

         Margin Regulations.    The Shares are currently "margin securities" under the regulations of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), which have the effect, among other things, of allowing brokers to extend credit on the collateral of such Shares for the purpose of buying, carrying or trading in securities ("Purpose Loans"). Depending upon factors such as the number of record holders of the Shares and the number and market value of publicly-held Shares, following the purchase of Shares pursuant to the Offer, the Shares might no longer constitute "margin securities" for purposes of the Federal Reserve Board's margin regulations and, therefore, could no longer be used as collateral for Purpose Loans made by brokers. In addition, if registration of the Shares under the Exchange Act is terminated, the Shares will no longer constitute "margin securities."

Section 8.    Certain Information Concerning Napster

         General.    Napster is a Delaware corporation with its principal executive office located at 9044 Melrose Avenue, Los Angeles, California 90069. The telephone number for Napster is (310) 281-5000. According to Napster's Annual Report on Form 10-K for the fiscal year ended March 31, 2008, Napster offers interactive music services that enable users to sample, listen to, subscribe to and purchase from one of the world's largest and most diverse online music catalogs utilizing secure and legal platforms.

         Financial Information.    Consolidated financial statements (including notes thereto) of Napster can be found in Napster's Annual Report on Form 10-K for the year ended March 31, 2008 and its Quarterly Report on Form 10-Q for the quarter ended June 30, 2008. Such reports and other documents may be examined and copies may be obtained from the offices of the SEC in the manner set forth below.

         Available Information.    The Shares are registered under the Exchange Act. Accordingly, Napster is subject to the informational reporting requirements of the Exchange Act and, in accordance with such requirements, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Such reports, proxy statements and other information can be inspected at, or obtained by mail at prescribed rates from, the Public Reference Room maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1-800-SEC-0330. Napster's filings also are available to the public on the SEC's web site (http://www.sec.gov).

        Except as otherwise set forth in this Offer to Purchase, the information concerning Napster contained herein has been furnished by Napster or has been taken from or is based upon reports and other documents on file with the SEC or otherwise publicly available. Although neither Purchaser nor Best Buy has any knowledge that would indicate that any statements contained herein based upon such reports and documents are untrue, neither Purchaser nor Best Buy takes any responsibility for the accuracy, validity or completeness of the information contained in such reports and other documents or for any failure by Napster to disclose events that may have occurred and may affect the significance or accuracy of any such information but that are unknown to Purchaser or Best Buy.

Section 9.    Certain Information Concerning Purchaser and Best Buy

         General.    Purchaser, a Delaware corporation incorporated in August 2008 and a direct wholly-owned subsidiary of Best Buy, was incorporated in connection with the Offer. Purchaser has one class of authorized capital stock (common stock) and no long-term debt. Purchaser has not carried on any activities to date other than in connection with the Merger Agreement and the Offer. Until immediately prior to the time Purchaser purchases Shares pursuant to the Offer, it is not anticipated that Purchaser will have any significant assets or liabilities or will engage in activities other than those incident to its incorporation and capitalization and the transactions contemplated by the Offer and the Merger Agreement. The principal executive office of Purchaser is located at 7601 Penn Avenue South, Richfield, Minnesota 55423. The telephone number at such office is (612) 291-1000.

        Best Buy is a Minnesota corporation with its principal executive office located 7601 Penn Avenue South, Richfield, Minnesota 55423. The telephone number at such office is (612) 291-1000. Best Buy is a specialty retailer of consumer electronics, home office products, entertainment software, appliances and related services.

        The name, business address, present principal occupation or employment, five-year employment history and citizenship of each of the directors and executive officers of Best Buy and Purchaser are set forth in Schedule II hereto.

        Best Buy Enterprise Services, Inc., a wholly-owned subsidiary of Best Buy, owns 1,099,626 Shares (which Best Buy anticipates will be transferred to Purchaser prior to the Expiration Date) and the Napster stockholders that are party to the Shareholder Support Agreement have agreed to tender a total of 629,297 outstanding Shares plus an additional 1,303,400 Shares subject to unvested restricted stock awards that will accelerate as a result of, and may be tendered subject to, the completion of the Offer. Assuming certain conditions described in the Merger Agreement are met, Best Buy also has the right to purchase additional shares upon exercise of the Top-Up Option. Best Buy and Purchaser disclaim beneficial ownership of the Shares subject to the Shareholder Support Agreement and the shares issuable upon exercise of the Top-Up Option.

        As of September 14, 2008, Napster stockholders who are parties to the Shareholder Support Agreement in the aggregate held unrestricted Shares that were eligible to be tendered in the Offer representing approximately 1.4% of the unrestricted Shares as of such date. Following the execution of the Merger Agreement, the Napster Board elected to allow the holders of Shares subject to vesting restrictions that will accelerate upon the completion of the Offer to tender the Shares that thereby become unrestricted (the number of which will be reduced by the number of Shares withheld by Napster to satisfy tax obligations). Consequently, as of the date of this Offer to Purchase, the Napster stockholders who are parties to the Shareholder Support Agreement in the aggregate hold Shares that are eligible to be tendered in the Offer representing approximately 4.0% of the Shares (without giving effect to the aforementioned tax withholding). Shares held by the stockholders who are parties to the Shareholder Support Agreement that may be voted in favor of the Merger represent approximately 5.9% of the Shares (including all Shares subject to restricted stock awards that will remain subject to vesting restrictions following consummation of the Offer, which are nonetheless eligible to vote).

        Except as described in this Offer to Purchase, none of Best Buy, Purchaser or, to the best of their knowledge, any of the persons listed on Schedule II or any associate or wholly-owned or majority-owned subsidiary of Best Buy, Purchaser or any of the persons so listed, beneficially owns or has a right to acquire directly or indirectly any Shares. Except as described in this Offer to Purchase, none of Best Buy, Purchaser or, to the best of their knowledge, any of the persons or entities referred to above, or any of the respective executive officers, directors, affiliates or subsidiaries of any of the foregoing, has effected any transactions in the Shares during the past sixty (60) days.

        Except as described in this Offer to Purchase, none of Best Buy, Purchaser or, to the best of their knowledge, any of the persons listed on Schedule II, has had any business relationships, arrangements or transactions with Napster or any of its executive officers, directors or affiliates that are required to be reported under the rules and regulations of the SEC applicable to the Offer. Best Buy does, however, offer Napster's products and services in the ordinary course of its business. Except as described in this Offer to Purchase, there have been no material contacts, negotiations or transactions between any of Best Buy, Purchaser or, to the best knowledge of Best Buy and Purchaser, any of the persons listed on Schedule II, on the one hand, and Napster or its affiliates, on the other hand, concerning a merger, consolidation or acquisition; a tender offer or other acquisition of securities; an election of directors; or a sale or other transfer of a material amount of assets, that are required to be reported under the rules and regulations of the SEC applicable to the Offer.

        Except as described in this Offer to Purchase, during the last five years, none of Best Buy, Purchaser or, to the best knowledge of Best Buy and Purchaser, any of the persons listed in Schedule I hereto (i) has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) has been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws, (iii) has filed a petition under federal bankruptcy laws or any state insolvency laws or has had a receiver appointed for the person's property, or (iv) has been subject to any judgment, decree or final order enjoining the person from engaging in any type of business practice.

         Financial Information.    Best Buy and Purchaser believe that the financial conditions of Best Buy, Purchaser and their affiliates are not relevant to the decision of a holder of Shares whether to tender such Shares and accept the Offer because (i) the Offer consists solely of cash, (ii) the Offer is not subject to any financing condition, (iii) Best Buy has adequate capital availability to complete the Offer, and (iv) Best Buy is a public reporting company that files reports with the SEC. If the Offer is completed, the Merger Consideration payable in the subsequent Merger is the same as the Offer Price. Consolidated financial statements (including notes thereto) of Best Buy for the fiscal year ended March 1, 2008 can be found in Best Buy's Annual Report on Form 10-K for the year ended March 1, 2008. Such reports and other documents may be examined and copies may be obtained from the offices of the SEC in the manner set forth below.

         Available Information.    Best Buy is subject to the informational reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Such reports, proxy statements and other information can be inspected at, or obtained by mail at prescribed rates from, the Office of Public Reference maintained by the SEC at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1-800-SEC-0330. Best Buy's filings also are available to the public on the SEC's web site (http://www.sec.gov). Pursuant to Rule 14d-3 under the Exchange Act, Best Buy and Purchaser filed with the SEC a Tender Offer Statement on Schedule TO (the "Schedule TO"), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto can be inspected and copied in the manner described above.

 Section 10.    Source and Amount of Funds

        Neither the Offer nor the Merger are conditioned upon Best Buy's or Purchaser's ability to obtain financing. Best Buy and Purchaser estimate that the total amount of funds required to purchase all of the outstanding Shares (other than Shares directly or indirectly owned by Best Buy) in the Offer and the Merger will be approximately $118.5 million. The closings of each of the Offer and the Merger are not subject to any financing contingencies. Best Buy and Purchaser intend to fund the transaction with cash or readily-available funds.

Section 11.    Background of the Offer; Contacts with Napster

        In June 2004, Best Buy and Napster entered into a strategic marketing agreement, which contemplated that Best Buy would feature Napster as its preferred co-branded digital music service offering. In connection with the strategic marketing agreement and pursuant to a common stock purchase agreement, Best Buy Enterprise Services, Inc., a wholly-owned subsidiary of Best Buy, acquired 1,099,626 Shares. The strategic marketing agreement expired in June 2006, but Best Buy Enterprise Services, Inc. continued to hold the Shares.

        In late 2007 and early 2008, based in part on declines in Napster's stock price and the corresponding decline in the value of Best Buy's holdings, Best Buy began internally considering potential strategic transactions with Napster, including a potential acquisition, or, alternatively, a sale of its Shares. Best Buy viewed digital service offerings as a critical part of its overall strategy to deepen its relationship with customers in the digital music space, had experienced the limitations inherent in contractual relationships with digital service providers and noted the small number of independent digital music services in existence. In Best Buy's view, a potential acquisition of Napster would provide Best Buy with a proven service, existing subscribers, and a technology platform that could be expanded to other content offerings. In early 2008, J.J. Schaidler, Vice President—Music of Best Buy, communicated Best Buy's interest to Wm. Christopher Gorog, Chief Executive Officer and Chairman of the Board of Directors of Napster.

        Mr. Gorog arranged for a telephone conference on March 7, 2008, with Ms. Schaidler, Melissa Barra, Director, Corporate Development of Best Buy, and Sevren Maynard, Director, Digital Entertainment of Best Buy to further discuss a potential strategic transaction involving the companies and to schedule an in-person meeting at Napster's Los Angeles, California headquarters. On March 24, 2008, Best Buy and Napster executed a confidentiality agreement to facilitate further discussions, and on March 26, 2008, Julie Owen, Best Buy's Senior Vice President—Entertainment Operating Group, Ms. Schaidler, Ms. Barra, Mr. Maynard and other Best Buy representatives met with Mr. Gorog and other representatives of Napster at Napster's Los Angeles, California headquarters to discuss a potential strategic transaction and conduct preliminary business due diligence.

        From late March 2008 through early May 2008, Best Buy continued to conduct its preliminary business due diligence, including in-person meetings between representatives of the companies at Best Buy's headquarters in Richfield, Minnesota on April 28, 2008 and at Napster's Los Angeles, California headquarters on May 8, 2008. During these meetings, the parties discussed Napster's marketing and brand strategy, historical financial performance, business metrics and product roadmap, among other business diligence matters. At the conclusion of the May 8, 2008 meetings, David J. Morrish, Best Buy's Executive Vice President—Connected Digital Solutions, confirmed Best Buy's continuing interest in discussions regarding a potential strategic transaction.

        On May 28, 2008, Mr. Morrish, Ms. Owen, Ms. Schaidler, Ms. Barra and Todd G. Hartman, Vice President, Associate General Counsel and Chief Compliance Officer of Best Buy Enterprise Services, Inc., met with Mr. Gorog at Best Buy's Richfield, Minnesota headquarters to have preliminary discussions regarding the potential purchase price in an acquisition of Napster by Best Buy. Mr. Morrish subsequently contacted Mr. Gorog via phone and e-mail on June 5, 2008 to provide him with a non-binding indication of interest, which confirmed Best Buy's interest in acquiring Napster and provided for a price range of $2.75 to $3.50 per Share, subject to, among other things, confirmatory due diligence by Best Buy and approval of the proposed transaction by each party's board of directors. Concurrently with the non-binding indication of interest, Best Buy also delivered to Napster a draft exclusivity letter, pursuant to which Best Buy sought an exclusive negotiating period with Napster of 45 days. During the remainder of June 2008, Best Buy continued its due diligence review.

        On July 18, 2008, at the request of representatives of Napster and UBS, Napster's financial advisor, Best Buy provided a revised non-binding indication of interest to Mr. Gorog. This indication of interest, which was a result of Best Buy's continuing due diligence efforts and findings, provided for a proposed purchase price of $2.50 per Share and was contingent on, among other things, Napster maintaining its current cash balance (subject to the operating needs of the business in the ordinary course). Concurrently with the non-binding indication of interest, Best Buy also delivered to Napster a revised exclusivity letter, pursuant to which Best Buy sought an exclusive negotiating period with Napster of 30 days.

        On July 23, 2008, representatives of UBS contacted Mr. Hartman to discuss the revised indication of interest and to propose an offer price of $3.00 per Share as well as other non-price terms. From July 23 through July 25, UBS and representatives of Best Buy discussed and negotiated the terms of the revised indication of interest, culminating in an oral expression of interest by Best Buy indicating that it would be prepared to offer $2.75 per Share, subject to, among other things, confirmatory due diligence by Best Buy and approval of the proposed transaction by each party's board of directors. An exclusivity letter, which provided for exclusive negotiations through August 11, 2008, was signed on July 28, 2008.

        From July 29, 2008 through September 8, 2008, representatives of Best Buy, Deloitte & Touche LLP, Best Buy's tax and accounting advisers, and Robins, Kaplan, Miller & Ciresi L.L.P., Best Buy's outside legal counsel ("RKMC"), conducted due diligence regarding Napster.

        On July 30, 2008, RKMC provided to Napster and O'Melveny & Myers LLP, outside legal counsel for Napster ("O'Melveny"), a draft merger agreement and a draft shareholder support agreement. The draft merger agreement contemplated, among other things, a two-step transaction in which Best Buy would commence a tender offer for all of the outstanding Shares, followed by a merger in which all remaining stockholders of Napster (other than Best Buy and Napster stockholders exercising appraisal rights) would receive the payment paid to stockholders who tendered in the offer. The closing of the tender offer would be conditioned on the receipt by Best Buy of a majority of the outstanding Shares. The draft shareholder support agreement provided that the directors and certain officers of Napster would agree to tender their shares and vote in favor of the merger. On August 1, 2008, RKMC also provided to O'Melveny a draft of a strategic marketing agreement, which set forth the terms on which Best Buy would be able to offer and sell Napster services.

        Also on August 1, 2008, Mr. Morrish, Ms. Owen, Ms. Barra and Mr. Hartman met with Mr. Gorog, Bradford D. Duea, President of Napster, Christopher Allen, Chief Operating Officer of Napster, Suzanne Colvin, Napster's Vice President, Finance and Interim Chief Financial Officer, and David Wolfe, Chief Technology Officer of Napster, at Napster's Los Angeles, California headquarters to discuss the leadership culture and structure of Napster, while other Best Buy representatives conducted on-site due diligence. On August 5 and 6, 2008, representatives of RKMC and Mr. Hartman met at the Los Angeles, California offices of O'Melveny with Mr. Gorog, Aileen Atkins, General Counsel of Napster (who was present telephonically) and representatives of O'Melveny to negotiate the terms of the merger agreement and shareholder support agreement.

        On August 7, 2008, representatives of Best Buy delivered to Mr. Gorog proposed employment terms for new employment agreements for Mr. Gorog and certain other members of Napster's management that would, effective as of the closing of the Merger, replace their existing employment agreements with Napster. Subsequently, Mr. Gorog retained separate counsel to represent him in independent negotiations with Best Buy regarding the terms of his proposed new employment agreement. In addition, the other members of Napster's management and their legal counsel negotiated the terms of their respective proposed new employment agreements.

        On August 19, 2008, Mr. Hartman and representatives of RKMC, O'Melveny and UBS met telephonically to discuss Best Buy's concerns regarding the status of various transaction documents and outline the results of Best Buy's business diligence to date. Best Buy advised O'Melveny and UBS that based on the results of its business diligence, it would require a reduction in the offer price from $2.75 per Share to $2.50 per Share. From August 19 through 21, 2008, due diligence and negotiation of the merger agreement and other transaction documents were suspended while representatives of UBS engaged in negotiations with Mr. Hartman regarding the proposed offer price, with UBS advising Best Buy that the M&A Committee of the Napster Board was not prepared to accept the proposed reduction in purchase price. On August 22, 2008, Mr. Hartman was contacted by a representative of UBS to discuss the terms under which the parties would be willing to resume discussions regarding a potential acquisition. As a result of these discussions, the parties agreed to continue discussions regarding a potential acquisition with a proposed purchase not exceeding $2.65 per Share. Discussions between the parties regarding Best Buy's due diligence findings and negotiation of the merger agreement and other transaction documents thereafter resumed.

        From August 22 through 29, 2008, representatives of UBS and Best Buy continued to negotiate regarding the proposed offer price and certain other terms of the proposed transaction, and during the same period, representatives of Best Buy, RKMC, O'Melveny and UBS continued negotiating the terms of the merger agreement, post-closing employment agreements, and other transaction documents, and representatives of Best Buy and Napster discussed the terms of the proposed strategic marketing agreement. The exclusivity period under the exclusivity letter between Best Buy and Napster expired on August 26, 2008, but the aforementioned negotiations continued through September 12, 2008.

        On September 12, 2008, the Finance and Investment Policy Committee of the Board of Directors of Best Buy approved the proposed transaction. On September 13, 2008, Brian Dunn, the President and Chief Operating Officer of Best Buy, and Mr. Gorog met in Richfield, Minnesota to discuss the proposed transaction. On the morning of September 14, 2008, the Compensation Committee of the Napster Board held a special telephone meeting to approve the employment agreements to be entered into by Napster and certain of its executive officers in connection with the transaction contemplated by the Merger Agreement, as well as to approve certain other compensatory arrangements applicable to employees of Napster. Also on the morning of September 14, 2008, the Napster Board unanimously determined that the consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are advisable and in the best interests of Napster and its stockholders and recommended that Napster stockholders accept the Offer and tender their Shares pursuant to the Offer. Following the September 14, 2008 Napster Board meeting, Best Buy, Purchaser and Napster executed and delivered the definitive Merger Agreement. Also on September 14, 2008, Best Buy Stores, L.P., a subsidiary of Best Buy, and Napster executed and delivered the strategic marketing agreement, which provides Best Buy Stores, L.P. with the non-exclusive right to offer Napster services (subject to agreement on financial and other terms), and which, unless terminated earlier by either party with or without cause, expires on August 29, 2009. The directors of Napster as well as certain officers of Napster also executed and delivered the Shareholder Support Agreement and certain officers of Napster entered into employment agreements with Napster that would be effective as of the closing of the Merger.

        On the morning of September 15, 2008, Best Buy and Napster issued a joint press release announcing the execution of the Merger Agreement and related agreements. A copy of the press release issued by Best Buy and Napster, which has been filed with the SEC as an exhibit to Best Buy's Schedule TO, is incorporated herein by reference.

        On September 26, 2008, Purchaser commenced the Offer.

Section 12.    Purpose of the Offer; Plans for Napster; Merger Agreement; Shareholder Support Agreement; Employment and Severance Agreements; Confidentiality Agreement

  Purpose of the Offer

        The purpose of the Offer and the Merger is to acquire control of, and ownership of all outstanding equity securities of, Napster. The Napster Board has unanimously approved and declared advisable and in the best interests of Napster and its stockholders the consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and has recommended that holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

  Plans for Napster

        Once the Offer is consummated, and in compliance with the rules of the SEC, it is the intention of Best Buy and Purchaser to terminate the registration of the Shares under the Exchange Act, and to cause Napster to take all actions necessary to cause the Shares to cease to be authorized for quotation and traded on The Nasdaq Global Market.

        If the Offer is successful, Best Buy and Purchaser intend to consummate the Merger as promptly as practicable. If the Minimum Condition is satisfied, Best Buy and Purchaser will have sufficient voting power to approve the Merger Agreement at the Napster stockholders' meeting even if no other Napster stockholder votes in favor of such approval. If Purchaser acquires, pursuant to the Offer, by exercising the Top-Up Option or otherwise, a number of Shares that, together with the Shares already owned by Purchaser, represents at least 90% of the outstanding Shares, Purchaser will be able to consummate the Merger without a vote of Napster stockholders. Assuming no options to purchase Napster common stock are exercised, Purchaser believes it will need to acquire 40,098,024 Shares (in addition to those Shares owned by Best Buy Enterprise Services, Inc., the outstanding Shares that are subject to the Shareholder Support Agreeement and those Shares subject to unvested restricted stock awards that accelerate as a result of, and may be tendered subject to the completion of the Offer) in the Offer to reach the 90% ownership level (including all Shares subject to restricted stock awards that will remain subject to vesting restrictions following consummation of the Offer, which are nonetheless eligible to vote) necessary to effect a "short-form" merger.

        Following completion of the Offer, Best Buy and Purchaser will have the power as a majority stockholder of Napster to take such steps as are necessary to assure that designees of Best Buy or Purchaser constitute a majority of the directors on the Napster Board, including the designation of new directors to the Napster Board, subject only to certain limitations set forth in the Merger Agreement. Additionally, pursuant to the terms of the Merger Agreement, Best Buy will be entitled, promptly upon the acceptance for payment of Shares pursuant to the Offer, to designate directors to the Napster Board. If Best Buys elects to exercise this right, it intends to designate Joseph M. Joyce, David J. Morrish and James L. Muehlbauer, each of whom is an executive officer of Best Buy, to serve as directors of Napster. The foregoing information and certain other information contained in this Offer to Purchase and the Schedule 14D-9 to be filed by Napster are being provided in accordance with the requirements of Section 14(f) of the Exchange Act and Rule 14f-1 thereunder. Best Buy expects that the board representation described above would permit it to exert substantial influence over the conduct of Napster's business and its operations. Following the consummation of the Merger, Best Buy will designate all directors on the Napster Board.

        Following completion or termination of the Offer, Purchaser reserves the right to, but has no current intention to, acquire Shares in open market or negotiated transactions. There can be no assurance that Purchaser will acquire such additional Shares in such circumstances or over what period of time such additional Shares, if any, might be acquired. As a consequence, no assurance can be given as to when Best Buy and Purchaser will cause the Merger to be consummated, and similarly no assurance can be given as to when the Merger Consideration will be paid to stockholders who do not tender their Shares in the Offer.

        In connection with the Merger, each outstanding unexercised option to purchase Shares, whether or not then vested, will (subject to the occurrence of the Merger) become vested and exercisable in full at least 15 days prior to the filing of a Certificate of Merger or Certificate of Ownership and Merger, as applicable, with the Secretary of State of the State of Delaware, which is referred to as the "Effective Time." Napster will timely provide notice to holders of options notifying such holders that, subject to the consummation of the Merger, their options will accelerate. At the Effective Time, each Option that has an exercise price below the Offer Price will be cancelled in exchange for a cash payment promptly following the Effective Time equal to the excess of the Offer Price over the applicable exercise price for the Option, less applicable income and employment taxes required to be withheld. All Options which have an exercise price equal to or above the Offer Price will be terminated without payment therefor. Of course, any holder of a vested and exercised Option may exercise such Option and tender the Shares issued upon such exercise in the Offer, rather than receive any payments described above, but doing so may require the holder to pay Napster the exercise price as specified in the applicable Option agreement, and will not affect the amount (net of exercise price) that will be received by such holder.

        In the event the Offer is completed, pursuant to the terms of Napster's 2001 Stock Plan and/or the holder's existing employment agreement, the vesting restrictions applicable to 25% of the restricted Shares held by Napster employees will accelerate and the vesting restrictions applicable to 100% of the restricted Shares held by members of the Napster Board, including Wm. Christopher Gorog, will accelerate. Following the execution of the Merger Agreement, the Napster Board elected to allow the holders of restricted Shares subject to vesting restrictions that will accelerate upon completion of the Offer to tender the Shares that thereby become unrestricted (the number of which will be reduced by the number of Shares withheld by Napster to satisfy tax obligations). All Shares subject to restricted stock awards that have vested and that are not tendered in the Offer will be cancelled in the Merger in exchange for the right to receive a cash payment equal to the Offer Price payable per Share. All restricted stock awards that are subject to vesting restrictions as of the date of the Merger will be assumed by Best Buy and, subject to the vesting and eligibility requirements set forth in the Merger Agreement, which are based on the existing vesting and eligibility requirements contained in Napster's 2001 Stock Plan, Best Buy will pay the holders of such restricted stock awards $2.65 for each Share covered by such awards if and when such awards vest. Notwithstanding the foregoing sentence, the terms governing the vesting of and payment for restricted stock awards held by certain officers of Napster are superseded by the treatment of restricted stock awards pursuant to the terms of the employment agreements entered into by Napster and such officers in connection with the Offer.

        Following the Merger, Napster will be a direct wholly-owned subsidiary of Best Buy. Best Buy intends, upon acquiring control of Napster, to continue its review and evaluation of Napster and its subsidiaries and their respective assets, businesses, corporate structure, capitalization, operations, properties, policies, management and personnel. Generally, Best Buy intends to integrate Napster's business into Best Buy's business, with a view to achieving operating efficiencies and cost savings while maintaining and enhancing customer service. After Best Buy concludes its review of Napster, it is possible that Best Buy might modify some of its current plans.

        Except as otherwise described in this Offer to Purchase, neither Best Buy nor Purchaser has any current plans or proposals which relate to or would result in: (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving Napster or any of its subsidiaries, (ii) a purchase, sale or transfer of a material amount of assets of Napster or any of its subsidiaries, (iii) any material change in the present dividend rate or policy or indebtedness or capitalization of Napster, (iv) any change in the Napster Board or the management of Napster, including but not limited to, any plan or proposal to change the number or term of directors, fill any existing vacancy on the Napster Board, or change any material term of the employment contract of any executive officer of Napster, or (v) any other material or major change in the Napster corporate structure or business.

  Merger Agreement

        The following is a summary of certain provisions of the Merger Agreement. The summary is qualified in its entirety by reference to the Merger Agreement, a copy of which has been filed with the SEC as an exhibit to Best Buy's Schedule TO. The Merger Agreement may be examined and copies may be obtained at the places set forth in Section 8 ("Certain Information Concerning Napster"), below, and Section 9 ("Certain Information Concerning Purchaser and Best Buy"), below, or downloaded for free at the SEC's web site (http://www.sec.gov)

        Capitalized terms used in this section of the Offer to Purchase but not otherwise defined have the meanings assigned to them in the Merger Agreement. In particular, the term "Material Adverse Effect", when used in reference to Napster, means any event, change or effect that (i) would have, or would reasonably be expected to have, a material adverse effect on the business, assets, liabilities, results of operations or financial condition of Napster and its subsidiaries, taken as a whole, or (ii) would, or would reasonably be expected to, prevent or prohibit Napster from consummating the Offer and the Merger. However, no event, change or effect directly or indirectly arising out of or attributable to any of the following shall constitute, or be considered in determining whether there has occurred or would reasonably be expected to occur, a Material Adverse Effect for Napster: (a) changes in United States generally accepted accounting principles ("GAAP") or the interpretation thereof, (b) compliance with the terms of, or the taking of any action required by, the Merger Agreement or consented to by Best Buy, (c) any changes in the market price or trading volume of Shares (it being understood that the underlying cause of any such change may be taken into consideration in determining whether a Material Adverse Effect has or would reasonably be expected to occur for Napster), (d) any changes in the general economy, financial market or political conditions in the United States or global economy as a whole, (e) economic or regulatory conditions in the industry or industries in which Napster or any of its subsidiaries operates to the extent that it does not materially or disproportionately affect Napster and its subsidiaries, taken as a whole, (f) the public announcement of, or the public or industry knowledge relating to, the execution of the Merger Agreement and the transactions contemplated thereby (including, without limitation, actual or threatened actions or inactions of employees, customers or vendors), or (g) any changes, events or conditions relating to any act of terrorism, war, national or international calamity or any similar event. When used in reference to Best Buy, the term "Material Adverse Effect" means any effect, event or change that prevents or materially delays or is reasonably likely to prevent or materially delay the ability of Best Buy and Purchaser to perform in all material respects their obligations under the Merger Agreement or to consummate the Offer or the Merger in accordance with the terms thereof.

        Explanatory Note Regarding Summary of Merger Agreement and Representations and Warranties in the Merger Agreement.

        This summary of the terms of the Merger Agreement, which has been included to provide Napster stockholders and other investors with information regarding its terms and is not intended to provide any other factual information about Napster or Best Buy, contains representations and warranties of each of Napster, Best Buy and Purchaser. The assertions embodied in those representations and warranties were made for purposes of the Merger Agreement and are subject to qualifications and limitations agreed to by the respective parties in connection with negotiating the terms of the Merger Agreement, including information contained in confidential disclosure schedules that the parties exchanged in connection with signing the Merger Agreement. Accordingly, investors and security holders should not rely on such representations and warranties as characterizations of the actual state of facts or circumstances, since they were only made as of a specific date and are modified in important part by the underlying disclosure schedules. In addition, certain representations and warranties may be subject to a contractual standard of materiality different from what might be viewed as material to stockholders, or may have been used for purposes of allocating risk between the respective parties rather than establishing matters of fact. Moreover, information concerning the subject matter of such representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Napster's or Best Buy's public disclosures. The foregoing qualifications should not imply or be understood to mean that the Merger Agreement does not constitute public disclosure under United States securities laws.

         The Offer.    The Merger Agreement provides for the commencement of the Offer by Purchaser as promptly as practicable and in any event within 10 Business Days of the date of the Merger Agreement. The initial expiration date of the Offer is 20 Business Days after the commencement of the Offer. The Offer is conditioned upon satisfaction of the Minimum Condition, as well as the other conditions set forth in Section 14, below. Purchaser reserves the right to amend or waive any terms or conditions of the Offer, except that, without the prior written consent of Napster, Purchaser shall not (and Best Buy shall not cause Purchaser to) (i) decrease the Offer Price or change the form of consideration therefor or decrease the number of Shares sought pursuant to the Offer, (ii) amend, modify or change the conditions to the Offer set forth in Annex A to the Merger Agreement in a manner adverse to the holders of Shares, (iii) impose conditions to the Offer in addition to those set forth in Annex A to the Merger Agreement, (iv) waive or amend the Minimum Condition or the conditions set forth in clauses (G) or (H) of Annex A, (v) extend or otherwise change the expiration date of the Offer, except as described below, or (vi) amend any other term of the Offer in a manner adverse to the holders of Shares. Unless the Offer and Merger Agreement have been terminated, Purchaser shall extend the Offer for up to 10 Business Days if at the expiration date any of the conditions to the Offer have not been satisfied or waived. Additionally, if all of the conditions to the Offer have been satisfied, but Best Buy and Purchaser do not collectively own 90% of the Shares (including Shares accepted for purchase, other than Shares tendered by means of guaranteed delivery and not yet delivered), Purchaser shall provide for a subsequent offering period of not less than 3 Business Days nor more than 20 Business Days, for the purpose of reaching the aforementioned 90% threshold.

         The Merger.    The Merger Agreement provides that, following the purchase of Shares pursuant to the Offer, the approval of the Merger Agreement by the stockholders of Napster, if necessary, and the satisfaction or waiver of the other conditions to the Merger, Purchaser will be merged with and into Napster, in accordance with the DGCL. Napster will be the Surviving Corporation in the Merger. The Merger will become effective upon the Effective Time. At the Effective Time, the separate corporate existence of Purchaser will cease, all the properties, rights, privileges, powers and franchises of Napster and Purchaser will vest in the Surviving Corporation, and all debts, liabilities and duties of Napster and Purchaser will become the debts, liabilities and duties of the Surviving Corporation. The Merger Agreement provides that the certificate of incorporation of the Surviving Corporation shall be amended in its entirety to read as the certificate of incorporation of Purchaser in effect at the Effective Time until further amended in accordance with applicable law. The certificate of incorporation of the Surviving Corporation will be amended to change the name of the Surviving Corporation to "Napster, Inc." and it shall contain certain indemnification provisions contained in Napster's certificate of incorporation. The Merger Agreement also provides that the bylaws of the Surviving Corporation shall be amended in their entirety to read as the bylaws of Purchaser in effect at the Effective Time. The directors of Purchaser at the Effective Time will be the initial directors of the Surviving Corporation and the officers designated by Purchaser immediately prior to the Effective Time will be the initial officers of the Surviving Corporation.

         Conditions to the Merger.    The Merger Agreement provides that the respective obligations of Napster, Best Buy and Purchaser to consummate the Merger are subject to the satisfaction at or prior to the Effective Time of certain conditions, including the following: (i) to the extent stockholder approval is required by law for consummation of the Merger, Napster shall have obtained the approval of the Merger Agreement by holders of a majority of the Shares entitled to vote at the stockholder meeting in accordance with the DGCL and Napster's certificate of incorporation and bylaws, (ii) no governmental authority will have enacted, issued, promulgated, enforced or entered any law, rule, regulation, executive order, decree, judgment, injunction, ruling or other order, whether temporary, preliminary or permanent, that has the effect of preventing or prohibiting consummation of the Merger, (iii) all material consents, approvals, permits of, authorizations from, notifications to and filings with any governmental authorities required to be made or obtained prior to the consummation of the Merger shall have been made or obtained, and (iv) Purchaser will have accepted for purchase all of the Shares properly tendered and not withdrawn pursuant to the terms and conditions of the Offer.

         Conversion of Shares.    Pursuant to the Merger Agreement, as of the Effective Time, (i) each Share issued and outstanding immediately prior to the Effective Time (other than Shares owned directly by Best Buy, Purchaser or any other subsidiary of Best Buy, Shares held by Napster as treasury stock, and Shares owned by stockholders who have properly exercised appraisal rights under the DGCL) will be converted into the right to receive the Merger Consideration payable to the holder thereof, without interest or dividends thereon, less any applicable withholding of taxes, (ii) each Share held directly by Best Buy, Purchaser or any other subsidiary of Best Buy and each Share held by Napster as treasury stock immediately prior to the Effective Time will be cancelled, and no payment will be delivered for such Shares, and (iii) each Share of common stock of Purchaser issued and outstanding immediately prior to the Effective Time will automatically be converted into one validly issued, fully paid and non-assessable share of common stock of the Surviving Corporation. Stockholders who perfect their appraisal rights under the DGCL, as described in Section 15, below, will be entitled to the fair value of their Shares determined in accordance with the DGCL.

         Conversion and Termination of Napster Options and Termination of Napster Stock Option Plans.    Effective at least 15 Business Days prior to the Effective Time (but subject to the occurrence of the Closing), each outstanding unexercised option to purchase Shares, whether or not then vested or fully exercisable, granted on or prior to such date shall become immediately vested and exercisable in full, and at the Effective Time, all Options then-outstanding shall be cancelled, in each case, in accordance with and pursuant to the terms under which the Options were granted. Each holder of an Option will be entitled to receive in settlement of such Option from the Surviving Corporation a cash payment, subject to any required withholding of taxes, equal to the product of (i) the total number of Shares otherwise issuable upon exercise of such Option, and (ii) the excess, if any, of the Merger Consideration per Share less the applicable exercise price of such Option. Holders of Options that have an exercise price greater than the Merger Consideration will not receive payment for such Options. Napster also agrees to timely provide required notices and take all actions necessary to affect the aforementioned acceleration and to terminate its Stock Option Plans at the Effective Time, subject to the condition that the closing of the Merger occurs.

         Restricted Shares.    Each outstanding Share issued under Napster's Stock Option Plans that is a restricted stock award (the "Restricted Shares") to which vesting restrictions remain applicable at the Effective Time shall, as a part of the Merger, be assumed by the Surviving Corporation, and each holder thereof shall have the right to receive, upon expiration of any applicable vesting restrictions and in lieu of any Shares, a cash payment, subject to applicable tax withholding requirements, in an amount equal to $2.65 per Restricted Share; provided that the vesting schedule applicable to any such award of Restricted Shares shall be accelerated, subject to any applicable written employment agreement by and between the holder of any Restricted Shares and Napster entered into in connection with the Offer, so that the Shares (or cash substituted therefor) subject to such award shall vest as follows: (i) pursuant to the applicable terms of the Stock Option Plans and award agreements entered into thereunder, 25% of the portion of such award that is outstanding and not otherwise vested on the Acceptance Date shall vest as a result of the occurrence of and concurrent with the date Purchaser accepts Shares for payment pursuant to the Offer (the "Acceptance Date"), and the vested Shares held by the holder of such award, unless tendered in the Offer, shall be cancelled in exchange for the right to receive the Merger Consideration at the Effective Time, (ii) any portion of such award that is then outstanding and would otherwise vest in 2009 (other than pursuant to clause (iii) below) shall vest on January 1, 2009, (iii) pursuant to the applicable terms of the Stock Option Plans and award agreements entered into thereunder, 25% of the portion of such award that is then outstanding and otherwise not vested on the first anniversary of the Acceptance Date shall vest on the first anniversary of the Acceptance Date, (iv) any portion of such award that is then outstanding and would otherwise vest in 2010 shall vest on January 1, 2010, and (v) any portion of such award that is then outstanding and would otherwise vest in 2011 or later shall vest on the second anniversary of the Acceptance Date. Any restricted stock award granted to a person who is or was a member of the Napster Board (including Wm. Christopher Gorog) is subject to full (100%) accelerated vesting as a result of and concurrent with the Acceptance Date pursuant to the terms and conditions of the applicable award, and the vested Shares held by such persons shall, unless tendered in the Offer, be cancelled in exchange for the right to receive the Merger Consideration at the Effective Time.

         Purchase Rights.    Napster will provide required notices and take all such actions as are required to effectively terminate Napster's 2001 Employee Stock Purchase Plan (the "Company ESPP") effective as of, and conditioned upon the occurrence of, the Closing Date. So long as the exercise prices payable by participants with respect to purchase rights outstanding under the Company ESPP have been previously withheld from such participants' compensation, or are to be withheld prior to the Effective Time, and provided that no such withholdings have been revoked prior to the Effective Time, all purchase rights outstanding under the Company ESPP immediately prior to the Effective Time shall be deemed exercised immediately prior to the Effective Time and each participant in the Company ESPP will receive, in lieu of the Shares issuable upon exercise, a cash payment from the Surviving Corporation equal to the product of (i) the total number of Shares otherwise issuable upon the exercise of such purchase right, times (ii) the Merger Consideration.

         Preferred Stock Rights Agreement.    Napster has taken all actions necessary to amend its Rights Plan so that neither the Merger Agreement, the commencement and consummation of the Offer, nor the completion of the Merger will trigger the conditions set forth therein.

         Napster's Board of Directors.    The Merger Agreement provides that, promptly upon the Acceptance Date, Best Buy will be entitled to designate such number of directors, rounded up to the nearest whole number, on the Napster Board of (and each committee of the Napster Board and each board of directors and board committees of each Napster subsidiary) as will give Best Buy representation on the Napster Board equal to the product of (i) the number of directors on the Napster Board (after giving effect to such new directors designated by Best Buy) and (ii) the percentage that the number of Shares purchased by Purchaser bears to the number of Shares outstanding. Napster has agreed to either increase the size of the Napster Board or to use its reasonable best efforts to secure the resignations of such number of directors as is necessary to provide Best Buy with this level of representation, and to cause Best Buy's designees to be so elected.

        Until the Effective Time, Napster and Best Buy will use reasonable efforts to ensure that, in addition to the Best Buy designees to the Napster Board, there will be at least two Continuing Directors on the Napster Board. The Merger Agreement defines "Continuing Directors" as directors of Napster not affiliated with Best Buy who were not designated by Best Buy and (a) were "independent" as defined in the rules of The Nasdaq Global Market, or (b) were elected subsequent to the date of the Merger Agreement by, or on the recommendation of, either directors who were directors on the date of the Merger Agreement or the Continuing Directors. Until the Effective Time, the unanimous approval of the Continuing Directors is required to authorize (i) any amendment or termination of the Merger Agreement or abandonment of the Merger by Napster or the Napster Board, (ii) any amendment to the certificate of incorporation or bylaws of Napster, other than as contemplated by the Merger Agreement, (iii) any extension by Napster or the Napster Board of the time for the performance of any of the obligations or other acts of Best Buy or Purchaser, including any extension of the closing of the Merger or any extension of the Effective Time of the Merger to any time subsequent to the time of filing of the Certificate of Merger, (iv) any waiver of any of Napster's rights under the Merger Agreement, or (v) any Adverse Recommendation Change (as defined below).

        Napster's obligations to effect election of Best Buy's designees to the Napster Board is subject to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder. Napster has agreed to promptly take all actions required in order to fulfill its obligations under Rule 14f-1 to effect election of Best Buy's designees, including mailing to its stockholders the information required by Section 14(f) of the Exchange Act and Rule 14f-1 with its Solicitation/Recommendation Statement on Schedule 14D-9.

         Proxy Statement.    In the event that Best Buy and Purchaser do not collectively own at least 90% of the Shares immediately following the Acceptance Date and the expiration of any subsequent offering period(s) or the Top-Up Option Closing, as applicable, Napster will prepare and file a proxy statement with the SEC relating to a meeting of Napster stockholders for the approval of the Merger Agreement and the Merger. Each party to the Merger Agreement will use its commercially reasonable efforts, after consultation with the other parties to the Merger Agreement, to respond to the comments of the SEC, if any, in connection with the proxy statement, and to cause the proxy statement to be mailed to Napster stockholders at the earliest practicable date.

         Stockholders' Meeting.    Pursuant to the Merger Agreement, Napster will, if required by the DGCL in order to consummate the Merger, duly call, give notice of, convene and hold a meeting of its stockholders promptly following the purchase of Shares pursuant to the Offer for the purpose of approving the Merger Agreement and the Merger. Best Buy and Purchaser have agreed that, prior to the Effective Time, they will not sell, transfer or otherwise dispose of any Shares indirectly or directly acquired by them pursuant to the Offer, and will vote such Shares in favor of the Merger Agreement and the Merger. If the Minimum Condition is satisfied and Purchaser has accepted and paid for a number of validly tendered and not properly withdrawn Shares that satisfy the Minimum Condition, Purchaser and Best Buy collectively will have sufficient voting power to approve the Merger Agreement and the Merger, even if no other stockholder votes in favor of the Merger Agreement and the Merger.

         Statutory Merger.    In the event that Purchaser acquires at least 90% of the Shares, Purchaser, Best Buy and Napster will take all necessary and appropriate action to cause the Merger to become effective in accordance with the DGCL as soon as practicable after the expiration of the Offer, without a meeting of Napster stockholders.

         No Solicitation.    Until the earlier of the Acceptance Date or the termination of the Merger Agreement, Napster has agreed that it will not, and will not permit it subsidiaries or its executive officers and directors to, and Napster shall not authorize or knowingly permit any Napster representative to, directly or indirectly, (i) solicit, initiate or encourage, or take any other action intended to facilitate any inquiry in connection with, or the making of any proposal by any party that constitutes, an Acquisition Proposal, as defined below (other than the Offer and the Merger), (ii) participate in any discussions or negotiations with any party (other than Best Buy, Purchaser or representatives of Best Buy) regarding an Acquisition Proposal, (iii) furnish to any party (other than Best Buy, Purchaser or representatives of Best Buy) any information intended to facilitate an Acquisition Proposal, or (iv) enter into any agreement, arrangement or understanding with respect to, or otherwise endorse, any Acquisition Proposal. The Napster Board may furnish information to, or engage in discussions or negotiations with, any third party that makes an unsolicited bona fide written

Acquisition Proposal if (a) the Napster Board determines in good faith after consultation with its outside legal counsel that failing to take such action would be substantially likely to result in a breach of its fiduciary duties to Napster's stockholders under applicable Law, (b) the Napster Board determines in good faith after consultation with its outside legal counsel and financial advisors that the Acquisition Proposal constitutes, or would reasonably be expected to result in, a Superior Proposal, as defined below, (c) prior to furnishing such information to, or engaging in discussions or negotiations with, such party, Napster receives from such party an executed confidentiality agreement with terms no less favorable to Napster, in all material respects, than those contained in the confidentiality agreement, dated March 24, 2008, by and between Napster and Best Buy (the "Confidentiality Agreement"), and (d) Napster notifies Best Buy prior to taking any such action (which notice shall include a complete and correct copy of such proposal).

        Napster shall, within one Business Day after receipt of any Acquisition Proposal, notify Best Buy of and provide Best Buy with a complete and correct copy of such Acquisition Proposal. After such initial notice, Napster shall also provide notice and copies of any material change to such Acquisition Proposal to Best Buy within one Business Day.

        The Napster Board has agreed not to withdraw (or modify in a manner adverse to Best Buy or Purchaser) or propose publicly to withdraw (or modify in a manner adverse to Best Buy or Purchaser) the Napster Board recommendation, or recommend, or propose publicly to recommend, the approval or adoption of any Acquisition Proposal (other than an Acquisition Proposal made by Best Buy) (such action is deemed an "Adverse Recommendation Change"). The Napster Board may, however, make an Adverse Recommendation Change if (a) the Napster Board determines in good faith after consultation with its outside legal counsel that the failure to make such an Adverse Recommendation Change would be substantially likely to result in a breach of its fiduciary duties to Napster's stockholders under applicable law, (b) Napster shall have complied in all material respects with the non-solicitation covenants contained in Section 5.10 of the Merger Agreement, (c) Napster shall have given Best Buy at least 5 Business Days prior written notice of its intent to make an Adverse Recommendation Change and, in the event such Adverse Recommendation Change is the result of having received an Acquisition Proposal, attaching a complete and correct copy of such Acquisition Proposal (with any amendment to the amount or form of consideration of the Acquisition Proposal requiring a new notice and a new 3 Business Day period), (d) during such 5 or 3 Business Day period, Napster, consistent with the Napster Board's fiduciary duties, engages in good faith negotiations with Best Buy with respect to such changes to the terms of the Offer, the Merger and the Merger Agreement as may be proposed by Best Buy, and (e) Napster does not receive from Best Buy a definitive and binding offer to enter into a definitive agreement which the Napster Board determines in good faith in consultation with its financial advisors, is at least as favorable to Napster's stockholders as the Acquisition Proposal. A failure of the Napster Board to remain unanimous shall not be considered an Adverse Recommendation change so long as the recommendation continues to have the support of at least 75% of the Napster Board.

        If at any time prior to the Acceptance Date the Napster Board determines in good faith in consultation with its legal counsel that the failure to accept an unsolicited Superior Proposal that did not result from a breach of Section 5.10 of the Merger Agreement would result in a breach of Napster's fiduciary duties to its stockholders, the Napster Board may, subject to compliance with the procedures described above and the payment of required termination-related fees, terminate the Merger Agreement and withhold its support for the Offer and the Merger.

        The Merger Agreement defines an "Acquisition Proposal" as any offer or proposal for, or any indication of interest in, (i) any direct or indirect acquisition of 20% or more of the total assets of Napster and its subsidiaries, in a single transaction or series of related transactions, (ii) any direct or indirect acquisition of 20% or more of any class of equity securities of Napster or any of its subsidiaries, in a single transaction or series of related transactions, (iii) any tender offer or exchange offer (including a self-tender offer) that if consummated would result in any party beneficially owning

20% or more of any class of equity securities of Napster or any of its subsidiaries; (iv) any merger, consolidation, share exchange, business combination, recapitalization, reclassification or other similar transaction involving Napster or any of its subsidiaries, or (v) any public announcement of an agreement, proposal or plan to do any of the foregoing, other than the Offer and the Merger.

        The Merger Agreement defines a "Superior Proposal" as any bona fide Acquisition Proposal by a third party that the Napster Board determines in its good faith judgment, after consultation with an independent financial advisor, to be more favorable to, and in the best interests of, the stockholders of Napster, taking into account (i) all the terms and conditions of such Acquisition Proposal and the Merger Agreement (including any proposal or offer by Best Buy to amend the terms of the Merger Agreement), and (ii) all financial, regulatory, legal and other aspects (including the timing and likelihood of consummation) of such proposal. However, an Acquisition Proposal consisting entirely of cash consideration shall not be considered a "Superior Proposal" unless the per Share cash consideration payable to holders of Shares represented by the Acquisition Proposal exceeds the Offer Price (or such greater amount as Best Buy and Purchaser may have offered in response to the Acquisition Proposal). For purposes of this definition, the references in the definition of "Acquisition Proposal" to "20%" shall be deemed to be a reference to "at least 50%."

         Top-Up Option.    Under the Merger Agreement, Napster has granted Purchaser a Top-Up Option to purchase up to a number of newly-issued shares of common stock of Napster equal to the lowest number of shares that when added to the number of Shares collectively owned by Best Buy and Purchaser at the time of such exercise shall constitute one share more than 90% of the Shares (inclusive of such Top-Up Option Shares) at a price per share equal to the Offer Price. The Top-Up Option cannot be exercised if the number of Shares to be issued would require the approval of Napster stockholders under applicable law or would exceed Napster's then authorized and unissued shares of common stock. Purchaser may pay for the Top-Up Option by delivery of immediately available funds or by delivery to Napster of a promissory note in an amount equal to the aggregate amount of the Top-Up Option Purchase Price. The Top-Up Option terminates at the Effective Time or the termination of the Merger Agreement, whichever occurs first.

         Access to Information.    Napster will afford Best Buy and Purchaser and their respective directors, officers, employees, counsel, accountants, investment bankers, financial advisors and other representatives, access, in a manner reasonably designed to minimize disruption to the operations of Napster, upon reasonable notice and during normal business hours, to its offices and other facilities, and its books and records. Napster shall also make available to Best Buy and Purchaser such financial and operating data and such other information with respect to the business and operations of Napster as Best Buy and Purchaser may from time to time reasonably request. Napster shall not be required to afford such access to the extent it would unreasonably disrupt operations or would cause a violation of any agreement or would likely result in a loss of privilege or trade secret protection or would constitute a violation of any applicable law. Unless otherwise required by law, Best Buy and Purchaser shall, and shall cause representatives of Best Buy to, hold any such information in confidence in accordance with the terms of the Confidentiality Agreement between Best Buy and Napster described below.

         Notification of Certain Matters.    Each party to the Merger Agreement has agreed to promptly notify the other parties in writing of (a) receipt of any written notice from any third party alleging that the consent of such third party is or may be required in connection with the Offer or the Merger, and (b) any material claims, actions, proceedings or governmental investigations commenced or, to its knowledge, threatened, involving or affecting Napster or any of its subsidiaries or any of their property or assets. Napster shall promptly notify Best Buy in writing if any representation or warranty made by Napster contained in the Merger Agreement has become, to Napster's knowledge, untrue or inaccurate in any material respect, of if any failure of Napster to comply with or satisfy, in any material respect, any covenant, condition or agreement to be complied with or satisfied by it under the Merger

Agreement. Best Buy shall promptly notify Napster in writing if any representation or warranty made by Best Buy or Purchaser in the Merger Agreement has become untrue or inaccurate, or of any failure by Best Buy or Purchaser to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under the Merger Agreement.

         Filings and Consents.    Each of the parties has agreed to consult and fully cooperate with and provide assistance to each other in filing the required notification under the HSR Act and any filings and consents under non-U.S. laws intended to prohibit, restrict or regulate actions or transactions having the purpose or effect of monopolization, restraint of trade, harm to competition or effectuating foreign investment ("Foreign Antitrust Laws"), if applicable, and to cause the early termination of any waiting period under the HSR Act or such Foreign Antitrust Laws. However, no party shall be under any obligation to divest any assets or hold separate any assets or take any other similar measures in connection with any demand therefor by any governmental authority as a pre-condition to the approval of the transactions contemplated by the Merger Agreement by such governmental authority. Prior to making any application to or filing with any governmental authority under the HSR Act or any Foreign Antitrust Laws, each party shall provide the other party with drafts thereof (excluding any confidential information included therein) and afford the other party a reasonable opportunity to comment on such drafts. Each party has agreed that it will use commercially reasonable efforts to assist the other parties in timely making all filings and timely seeking all such consents, approvals, permits, authorizations and waivers required to be made or obtained by the other parties from any third party or any governmental authority in connection with or as a condition to the Offer or Merger, subject to the terms of the Merger Agreement. Prior to making any application to or filing with any governmental authority, however, each party must provide the other parties with drafts of such application or filing (excluding any confidential information included therein) and afford the other parties a reasonable opportunity to comment on such drafts. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purpose of these provisions, the proper officers and directors of the Surviving Corporation shall take all such necessary action.

         Public Announcements.    Each of the parties agreed that, promptly following the execution of the Merger Agreement, Best Buy and Napster shall issue a press release, in a form mutually agreed upon by the parties, announcing the execution of the Merger Agreement and file a current report with the SEC on Form 8-K attaching the press release and a copy of the Merger Agreement as exhibits. Thereafter, prior to issuing any press release or otherwise making any public statement with respect to the Offer or the Merger, the parties agree to provide each other with a copy of any such press release or statement for review, and not to issue any such press release or make any such public statement prior to such consultation and review, unless required by applicable law.

         Further Assurances; Reasonable Efforts.    Except as otherwise provided in the Merger Agreement, prior to the Effective Time, the parties to the Merger Agreement shall use commercially reasonable efforts to take, or cause to be taken, all such actions as may be necessary or appropriate in order to consummate, as expeditiously as practicable, the Offer and the Merger on the terms and subject to the conditions set forth in the Merger Agreement, including but not limited to eliminating the effect of any "fair price," "moratorium," "control share acquisition," "interested stockholder" or similar anti-takeover statute or regulation (each, a "Takeover Statute") applicable to Napster, Best Buy, Purchaser, the Merger Agreement, the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement, or, if such effect cannot be eliminated, complying with, and using commercially reasonable efforts to assist the other parties hereto in complying with, such Takeover Statutes.

         Indemnification and Insurance.    The certificate of incorporation and bylaws of the Surviving Corporation will contain provisions with respect to indemnification and related matters as set forth in Napster's certificate of incorporation and bylaws, as in effect as of the date of the Merger Agreement, which provisions will not be amended, repealed or otherwise modified in any manner that would adversely affect the rights of persons who were entitled to indemnification and related matters under Napster's certificate of incorporation and bylaws in respect of acts or omissions occurring at or prior to the Effective Time, for a period of 6 years from the date on which the closing of the Merger occurs. Best Buy and the Surviving Corporation have agreed to indemnify, defend and hold harmless the present and former directors and executive officers of Napster and its subsidiaries (the "Indemnified Parties") against Losses in connection with any Claim to which any Indemnified Party may become a party to by virtue of his or her service as a director or executive officer of Napster or any of its subsidiaries arising out of acts or omissions occurring, or alleged to have occurred, at or before the Effective Time, for a period of 6 years from the Effective Time.

        On or prior to the first acceptance of and payment for Shares by Purchaser in connection with the Offer, Napster or Best Buy shall purchase "tail" insurance policies for directors' and officers' liability insurance and fiduciary liability coverage ("D&O Insurance") with respect to matters existing or occurring at or prior to the Effective Time providing such coverages that are no less favorable than the policies maintained by Napster as of the date of the Merger Agreement, with a claims period of at least 6 years from the Effective Time from an insurance carrier with the same or better credit rating as Napster's current insurance carrier with respect to all such coverage in an amount and scope at least as favorable as Napster's existing policies (the "Tail Policy"). If the insurance carriers do not make the Tail Policy available to Napster for any reason, then Best Buy shall cause the Surviving Corporation to maintain Napster's existing D&O Insurance policy (or a comparable policy) for a period of not less than 6 years after the Effective Time. If the annual premium paid for such insurance at any time following the closing of the Merger shall exceed 200% of the per annum rate of premium paid by Napster as of the date of the Merger Agreement for such insurance, then Best Buy shall, or shall cause the Surviving Corporation to, provide as much coverage as shall then be available at an annual premium equal to 200% of such rate.

         Interim Operations.    During the period from the date of the Merger Agreement until the Acceptance Date, Napster has agreed that, except (i) as may be required by applicable Law, (ii) as may be agreed in writing by Best Buy (which consent, or lack thereof, shall not be unreasonably delayed), (iii) as may be required by the Merger Agreement, or (iv) as set forth in Section 5.1 of the Company Disclosure Schedule, the business of Napster and its subsidiaries shall be conducted in the ordinary course and consistent with past practice. In addition, Napster agreed it would not, and (as applicable) would not permit any of its subsidiaries to:

          (a)   (i) authorize for issuance, issue, deliver, sell or agree to issue, deliver or sell, or pledge or otherwise encumber, any shares of capital stock or any other securities convertible into, or any rights, warrants or options to acquire, any such shares, except for issuances of Shares upon the exercise of Options outstanding as of the date of the Merger Agreement or purchase rights under the Company ESPP, or (ii) repurchase, redeem or otherwise acquire, any shares of capital stock or other equity interests, except for the repurchase of Shares in connection with the vesting of Restricted Shares under, and in accordance with the terms of, the Stock Option Plans and the agreements executed thereunder;

          (b)   (i) sell, transfer or pledge, or agree to sell, transfer or pledge, any equity interest owned by it, (ii) alter through merger, liquidation, reorganization, restructuring or in any other fashion its corporate structure or ownership, (iii) amend or otherwise change the Napster certificate of incorporation or bylaws or the certificate of incorporation, bylaws or equivalent organizational documents of any subsidiary, or (iv) split, combine or reclassify any shares of its capital stock;

          (c)   declare, set aside or pay any dividends on (whether in cash, stock or property), or make any other distributions in respect of, any of its capital stock, except for dividends paid by direct or indirect wholly owned subsidiaries to Napster or another of its wholly-owned subsidiaries with respect to capital stock;

          (d)   (i) grant or agree to any material increase in the compensation or fringe benefits of, or pay any bonus to or enter into any new employment, severance or termination agreement, or amend any existing employment, severance or termination agreement with any current or former director, officer or employee except for (A) increases in compensation and payments of bonuses expressly required under employment agreements, bonus plans and other Napster plans, agreements and arrangements existing as of the date of the Merger Agreement, (B) ordinary course raises granted to non-officer employees in connection with regularly scheduled performance reviews, and (C) entering into offer letters with newly-hired non-officer employees, the terms and conditions of which shall be substantially similar to the terms and conditions of the forms previously provided to Best Buy and Purchaser, and which shall not provide for a term of employment or severance payments (other than those generally made pursuant to applicable Napster policy, if any); (ii) become obligated under any employee benefit plan that was not in existence on the date of the Merger Agreement, or amend, modify or terminate any Napster employee benefit plan or any agreement, arrangement, plan or policy for the benefit of any current or former director, officer or employee in existence on the date of the Merger Agreement, except as required by Law or the terms of any such plan; or (iii) pay any benefit not required by any plan or arrangement as in effect as of the date of the Merger Agreement (including, without limitation, the granting of, acceleration of, exercisability of or vesting of stock options, stock appreciation rights or restricted stock, except as otherwise required or permitted by the terms of the Merger Agreement);

          (e)   acquire or agree to acquire, including, without limitation, by merging or consolidating with, or purchasing all or substantially all the assets or capital stock or other equity interests of, any business or any corporation, limited liability company, partnership or other business organization, other than purchases of assets in the ordinary course of business consistent with past practice and not in excess of $100,000;

          (f)    sell, lease, license, mortgage or otherwise encumber or subject to any lien or otherwise dispose of, or agree to sell, lease, license, mortgage or otherwise encumber or subject to any lien or otherwise dispose of, any of its properties or assets other than (i) properties or assets not in excess of $100,000 in one instance or $200,000 in the aggregate, (ii) in the ordinary course of business consistent with past practice, (iii) non-exclusive trademark and logo licenses granted by Napster to its partners for marketing purposes in the ordinary course of business and that have a term of 1 year or less remaining or that are terminable without penalty upon 60 days or less notice; (iv) nonexclusive licenses granted by Napster in the ordinary course of business to its customers for such customers' use of Napster's products and services, (v) liens relating to Taxes that are not yet due and payable or otherwise being contested in good faith and as to which appropriate reserves have been established by Napster in accordance with GAAP, and (vi) liens of landlords, carriers, warehousemen, mechanics and materialmen that are incurred in the ordinary course of business, in each instance for amounts not yet due and payable;

          (g)   incur, assume or pre-pay any indebtedness for borrowed money or enter into any agreement to incur, assume or pre-pay any indebtedness for borrowed money, except for (i) payments required or permitted and the incurrence of indebtedness in the ordinary course of business consistent with past practice, and (ii) financing of capital expenditures in the ordinary course of business and not in excess of $50,000;

          (h)   make or forgive any loans, advances or capital contributions to, guarantees for the benefit of, or investments in, any party, other than loans between or among Napster and any of its subsidiaries and cash advances to Napster's or any such subsidiary's employees for reimbursable travel and other business expenses incurred in the ordinary course of business consistent with past practice and guarantees made by Napster of the obligations of any of its subsidiaries for the benefit of such subsidiary;

          (i)    assume, guarantee or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any person other than Napster and its subsidiaries, enter into any "keep well" or other agreement to maintain any financial statement condition of any person other than Napster and its subsidiaries, or enter into any arrangement having the economic effect of any of the foregoing;

          (j)    fail to maintain insurance covering risks of such types and in such amounts as are consistent with Napster's past practices, or cancel or terminate any material insurance policy that names Napster as beneficiary or loss payable payee;

          (k)   establish or acquire (i) any subsidiary other than wholly-owned subsidiaries, or (ii) subsidiaries organized outside of the United States and its territorial possessions;

          (l)    amend, modify or waive any term of any of its outstanding securities;

          (m)  enter into any labor or collective bargaining agreement, memorandum or understanding, grievance settlement or any other agreement or commitment to or relating to any labor union, except as required by Law;

          (n)   settle or compromise any pending or threatened suit, action, claim or litigation, except in the ordinary course of business and where such settlement or compromise would result in payments (individually and not in the aggregate), net of insurance, by Napster of less than $100,000;

          (o)   change any of the material accounting policies, practices or procedures (including material Tax accounting policies, practices and procedures) used by Napster and its subsidiaries as of the date of the Merger Agreement, except as may be required as a result of a change in applicable Law or in GAAP;

          (p)   make or change any material tax election, make or change any material method of accounting with respect to Taxes or compromise any material Tax liability or file any material amended Tax Return, except in each case as required by applicable Law;

          (q)   pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business and consistent with past practice of liabilities reflected or reserved against in the financial statements of Napster or incurred in the ordinary course of business and consistent with past practice, or payments otherwise expressly permitted by the terms of the Merger Agreement;

          (r)   transfer or license to any third party any Napster intellectual property (other than pursuant to a contract in effect as of the date of the Merger Agreement), or amend or modify any contract in effect as of the date of the Merger Agreement and relating to Napster intellectual property, other than the grant in the ordinary course of business of non-exclusive trademark and logo licenses that have a term of 1 year or less remaining or that are terminable without penalty upon 60 days or less notice that are granted by Napster to its partners for marketing purposes, and other than non-exclusive licenses to its customers in connection with the provision of Napster's or its subsidiaries' services; and

          (s)   agree or commit to do any of the foregoing.

         Representations and Warranties.    The Merger Agreement contains various customary representations and warranties of the parties, including representations and warranties by Napster regarding its: organization and standing, subsidiaries, corporate power and authority, capitalization, the absence of any conflicts and required consents or approvals, the absence of certain changes, SEC filings (and the accuracy thereof), taxes, compliance with laws, intellectual property, title to and condition of properties, litigation, brokerage and finder's fees and related expenses, employee benefit plans, contracts, privacy matters and matters related to the security and operation of the systems and software of Napster, labor matters, undisclosed liabilities, relationships with content providers, permits and legal compliance, environmental matters, the opinion of its financial advisor, board approval, vote required to approve the Merger, insurance, information technology systems, related party transactions, state takeover statutes, and compliance with Exchange Act Rule 14d-10(d). The Merger Agreement also contains representations and warranties by Best Buy and Purchaser regarding their: organization and qualification, authority to enter into the Merger Agreement, absence of any violations or required consents or approvals, brokers, accuracy of information provided by them for inclusion in Napster's proxy statement, accuracy of information in the documents filed with the SEC related to the Offer, legal proceedings, availability of funds, and ownership of Napster capital stock. Certain representations and warranties in the Merger Agreement contain exceptions for matters that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Napster and its subsidiaries, taken as a whole, or Best Buy or Purchaser.

         Termination.    The Merger Agreement may be terminated:

        (a)   at any time prior to the Acceptance Date, by the mutual written consent of Napster, Best Buy and Purchaser;

        (b)   at any time prior to the Acceptance Date, by either Napster, Purchaser or Best Buy, if any Governmental Authority shall have issued an Order (which has not been vacated, withdrawn or overturned) permanently restraining, enjoining or otherwise prohibiting the acceptance for payment of, or payment for, the Shares pursuant to the Offer or the consummation of the Merger and such Order shall have become final and nonappealable;

        (c)   at any time prior to the Acceptance Date, by either Napster, Purchaser or Best Buy, if the Offer has not been completed by January 12, 2009 (the "Offer Outside Date"), provided that the right to terminate is not available to any party whose failure to perform in any material respect any covenant or obligation under the Merger Agreement has been the primary cause of or resulted in the failure of the Offer to be completed on or before such date;

        (d)   at any time prior to the Acceptance Date, by either Napster, Purchaser or Best Buy, if there is any law that makes consummation of the Offer or the Merger illegal or otherwise prohibited;

        (e)   at any time prior to the Acceptance Date, by Napster, if it receives an Acquisition Proposal that constitutes a Superior Proposal, is in compliance with its obligations under Section 5.10 of the Merger Agreement and pays to Best Buy the termination fee;

        (f)    at any time prior to the Acceptance Date, by Napster, if there has been a breach by Best Buy or Purchaser of any representation, warranty, covenant or agreement of Best Buy or Purchaser set forth in the Merger Agreement, which breach is reasonably likely to result in a Best Buy Material Adverse Effect, except where such breach (if curable) has been cured prior to the earlier of (a) 10 Business Days following notice from Napster to Best Buy of such failure, and (b) the Offer Outside Date;

        (g)   at any time prior to the Acceptance Date, by Best Buy or Purchaser as a result of a failure of any of the conditions set forth in clauses (B),(C) or (D) of Annex A to the Merger Agreement, except where such failure (if curable) shall have been cured prior to the earlier of (i) 10 Business Days following notice from Best Buy to Napster of such failure, and (ii) the Offer Outside Date; and

        (h)   at any time prior to the Acceptance Date, by Best Buy or Purchaser, if (a) an Adverse Recommendation Change has occurred; (b) if Napster has willfully and materially breached any of its obligations under Section 5.10 of the Merger Agreement; or (c) if the Napster Board fails to reaffirm its recommendation of the Merger Agreement and the Offer or the Merger within 10 Business Days after Best Buy requests in writing that such recommendation be reaffirmed at any time following the public announcement of an Acquisition Proposal that has not been withdrawn.

Under some circumstances, Napster is required to pay certain fees to Best Buy in connection with the termination of the Merger Agreement, as described more fully below.

         Expenses and Termination Fees.    If the Merger Agreement is terminated by Napster to accept a Superior Proposal, or by Best Buy and Purchaser because an Adverse Recommendation Change has occurred, Napster has willfully and materially breached its obligations under Section 5.10 of the Merger Agreement, or the Napster Board fails to affirm its recommendation of the Merger Agreement, the Offer and the Merger within 10 Business Days of request from Best Buy in writing at any time following the public announcement of an Acquisition Proposal that has not been withdrawn, Napster shall pay to Best Buy an amount equal to $3,000,000 (the "Termination Payment") in cash payable concurrently with such termination (in the event of termination by Napster) or within 2 Business Days of such termination (in the event of termination by Best Buy or Purchaser), in each case by wire transfer of immediately available funds to an account designated by Best Buy.

        In the event the Merger Agreement is terminated by Best Buy or Purchaser because the Minimum Condition has not been met as of the Outside Date, or because Napster has breached its covenants or representations and warranties (but, if termination is based on a breach of a representation or warranty of Napster, only if such breach was directly or indirectly attributable in whole or in part to the actions of Napster) and failed to cure (if curable) such breach within 10 Business Days after notice from Best Buy (or, if earlier, prior to the Outside Date), and an Acquisition Proposal with respect to a Subsequent Transaction (as defined below) has been publicly made (and not publicly and irrevocably withdrawn) prior to the earlier of the termination of the Offer or the Outside Date, and, if within 12 months of the date of such termination, Napster enters into a letter of intent, written agreement in principle, acquisition agreement or similar agreement with respect to, or publicly discloses, a Subsequent Transaction, Napster shall, upon the consummation of such Subsequent Transaction, pay to Best Buy an amount equal to the Termination Payment by wire transfer of immediately available funds to an account designated by Best Buy. A "Subsequent Transaction" means a transaction the proposal of which would constitute an Acquisition Proposal (substituting 51% for the 20% thresholds set forth in the definition of "Acquisition Proposal").

        Except for the right to receive the above listed payments, if applicable, each of the parties to the Merger Agreement shall bear its own expenses incurred by or on behalf of such party in preparing for, entering into and carrying out the Merger Agreement and the consummation of the Offer and the Merger, except that filing fees associated with required antitrust filings will be split equally between Best Buy and Napster.

         Amendments.    The parties may amend the Merger Agreement at any time by execution of an instrument in writing signed on behalf of each of the parties. Following approval of the Merger Agreement by Napster stockholders, the parties may not amend the Merger Agreement in any manner that (i) would change the amount or type of consideration into which the Shares will be converted pursuant to the Merger Agreement, or (ii) by applicable Law requires the further approval of the Merger Agreement by the stockholders of Napster without obtaining such further approval.

         Extension; Waiver.    At any time prior to the Effective Time, any party may (i) extend the time for performance of any of the obligations or other acts of the other parties, (ii) waive any inaccuracies in the representations and warranties made to such party contained in the Merger Agreement or other documents delivered in connection with the Merger Agreement, or (iii) waive compliance with any of the agreements or conditions for the benefit of such party contained in the Merger Agreement. Any such extension or waiver must be in a signed writing.

  Shareholder Support Agreement

        The following is a summary of certain provisions of the Shareholder Support Agreement by and among Best Buy, Purchaser and the following holders of Napster capital stock (each of whom, a "Stockholder" and collectively the "Stockholders"): Christopher Allen, Vernon E. Altman, Aileen Atkins, Richard J. Boyko, Suzanne M. Colvin, Bradford D. Duea, Wm. Christopher Gorog, Philip J. Holthouse, Joseph C. Kaczorowski, Ross Levinsohn, Brian C. Mulligan and Robert Rodin. The summary is qualified in its entirety by reference to the Shareholder Support Agreement, a copy of which has been filed with the SEC as an exhibit to Best Buy's Schedule TO. The Shareholder Support Agreement may be examined and copies may be obtained at the places set forth in Section 8 ("Certain Information Concerning Napster"), above, and Section 9 ("Certain Information Concerning Purchaser and Best Buy"), above, or downloaded for free at the SEC's web site (http://www.sec.gov).

         Tender of Shares.    The Stockholders have agreed to tender all of their Shares (including any additional Shares obtained after September 14, 2008) in the Offer, within ten (10) Business Days of the commencement of the Offer (or within ten (10) Business Days after any Shares are acquired by Stockholder during pendency of the Offer, if later), and not to withdraw such Shares from the Offer unless the Offer or the Shareholder Support Agreement is terminated.

         Voting Agreement.    During the time the Shareholder Support Agreement is in effect, the Stockholders have agreed to vote or cause to be voted their Shares at the time of any vote of Napster's stockholders where such matters arise (i) in favor of the approval and adoption of the Merger Agreement and the Merger, (ii) against any proposal or transaction which could prevent or delay the consummation of the Merger, and (iii) against any corporate action which would frustrate the purposes of, or prevent or delay the consummation of, the Merger.

         Proxy.    Except with respect to any proxy delivered in connection with Napster's 2008 annual meeting of stockholders (and then only to the extent not inconsistent with the Stockholders' support of the Merger), the Stockholders have revoked any and all previous proxies granted with respect to Shares owned by them. The Stockholders have granted a limited irrevocable proxy appointing Purchaser as their attorney-in-fact and proxy, with full power of substitution, for and in such Stockholder's name, to vote, express consent or dissent, or otherwise to utilize such voting power with respect to the matters described in the preceding paragraph, as Purchaser shall deem proper with respect to such Shares.

         Other Restrictions.    Except with respect to any proxy delivered in connection with Napster's 2008 annual meeting of stockholders (and then only to the extent not inconsistent with the Stockholders' support of the Merger), each Stockholder has agreed that such Stockholder will not, directly or indirectly without the prior written consent of Purchaser (a) grant any proxies or enter into any voting trust or other agreement or arrangement with respect to the voting of any Shares owned by such Stockholder, or, (b) except for certain permitted estate planning transfers and transfers in connection with the vesting of restricted stock awards, sell, assign, transfer, encumber or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the sale, assignment, transfer, encumbrance or other disposition of, any Shares owned by such Stockholder during the term of the Shareholder Support Agreement.

         Termination.    The Shareholder Support Agreement will terminate upon the earliest to occur of: (x) the Acceptance Date; (y) the consummation of the Merger; or (z) the termination of the Merger Agreement. Each Stockholder shall also have the right to terminate the Shareholder Support Agreement immediately following: (i) any change in the nature of the consideration payable in the

Offer or the Merger; (ii) any decrease in consideration payable in the Offer or the Merger; or (iii) any increase in the consideration payable to stockholders that is not made equally available to holders of all shares of Napster capital stock of the same class or series.

  Employment Agreements

        The following is a summary of certain provisions of the employment agreements entered into by and between Napster and certain of its executive officers in connection with the transactions contemplated by the Merger Agreement. This summary is qualified in its entirety by reference to the employment agreement or form of employment agreement, copies of which have been filed with the SEC as exhibits to the Schedule 14D-9 filed by Napster on September 26, 2008. The employment agreement or form of employment agreement, as applicable, may be examined and copies may be obtained at the places set forth in Section 8 ("Certain Information Concerning Napster"), above, or downloaded for free at the SEC's web site (http://www.sec.gov).

        On September 14, 2008, Napster entered into a new employment agreement with each of the following executive officers of Napster: Wm. Christopher Gorog, Chief Executive Officer; Bradford D. Duea, President; and Christopher Allen, Chief Operating Officer (the "Employment Agreements"). The Employment Agreements establish the terms of each executive's employment with Napster as of the closing of the Merger, and will supersede and replace each executive's existing employment agreement with Napster effective at the Effective Time. Although neither Best Buy nor Purchaser is a party to the Employment Agreements, each of them was involved in the negotiation thereof, and following the consummation of the Merger, the Surviving Corporation will be subject to the obligations of and entitled to the rights of Napster set forth in the Employment Agreements.

         Position and Term.    The term of each of the Employment Agreements begins at the Effective Time and continues until March 3, 2012. The Employment Agreements provide that Messrs. Gorog, Duea and Allen will be employed for such term in the respective positions they currently hold.

         Compensation and Benefits.    The Employment Agreements provide that Messrs. Gorog, Duea and Allen will receive annual base salaries of $400,000, $315,000 and $315,000, respectively. Each executive will also be eligible to receive an annual short-term incentive compensation opportunity, although each executive's incentive compensation opportunity for the remainder of Best Buy's fiscal year ending February 28, 2009 will be pro-rated. The target annual short-term incentive compensation opportunity for Messrs. Gorog, Duea and Allen is equal to 45%, 30% and 30%, respectively, of their base salaries, and each executive's maximum incentive compensation opportunity is equal to 2 times his target amount. Mr. Gorog's actual annual short-term incentive compensation payment may not be less than 35% of his base salary, subject to appropriate pro-rating for Best Buy's fiscal year ending February 28, 2009.

        The Employment Agreements provide that the existing restricted stock awards held by each of Messrs. Duea and Allen that are outstanding at the Effective Time will be assumed by Best Buy and converted into the right to receive cash consideration having a value equal to the Merger Consideration (the "Restricted Share Consideration"). (All of Mr. Gorog's unvested restricted stock awards, and 25% of Messrs. Duea's and Allen's unvested restricted stock awards, will become fully vested upon the completion of the Offer pursuant to the terms of Mr. Gorog's existing employment agreement and the terms of the Stock Option Plans, and will be treated the same as other outstanding Shares.) Subject to the continued employment of Messrs. Duea and Allen, each such executive's Restricted Share Consideration will become payable at the same times as the underlying restricted Shares would have become vested in accordance with their terms (although for administrative convenience, certain installments scheduled to vest during a calendar year will instead become vested on the first day of the calendar year).

        Pursuant to the Employment Agreements, Messrs. Gorog, Duea and Allen will be eligible to earn a cash-based long-term incentive award if the Surviving Corporation achieves specified performance goals during the March 1, 2009 through March 3, 2012 period. All or a portion of each executive's long-term incentive award may also become earned upon a termination of employment due to death or disability, by the Surviving Corporation without Cause or by the executive for a Good Reason (each as defined in the Employment Agreements), and Mr. Gorog's award may also become earned upon the occurrence of a subsequent majority sale, spin-off or liquidation event with respect to the Surviving Corporation. The target long-term incentive compensation opportunity for Messrs. Gorog, Duea and Allen is equal to $2,925,000, $360,000 and $675,000, respectively, and each executive's maximum long-term incentive compensation opportunity is equal to 2 times his target amount. In addition, subject to the approval of Best Buy's compensation committee, Messrs. Gorog, Duea and Allen will be granted options to purchase 8,500, 16,500 and 35,000 shares, respectively, of Best Buy's common stock. The options will become vested in 4 substantially equal annual installments on the first 4 anniversaries of the grant date, and may also become vested upon a termination of employment due to death or disability or upon a termination by the Surviving Corporation without Cause or by the executive for a Good Reason (each as defined in the Employment Agreements) or in connection with a change in control of Best Buy. Further, Mr. Gorog will also receive a grant of restricted shares of Best Buy's common stock having a value equal to $1,575,000 on the grant date. The restricted shares will become vested in three substantially equal annual installments on the first three anniversaries of the grant date, and all or a portion of the restricted shares may also become vested upon a termination of employment due to death, disability, by the Surviving Corporation without Cause, by Mr. Gorog for a Good Reason (each as defined in the Employment Agreement), or upon the occurrence of a subsequent majority sale, spin-off or liquidation event with respect to the Surviving Corporation. The options and restricted shares will be subject to the terms of Best Buy's 2004 Omnibus Stock and Incentive Plan, and option and restricted stock award agreements to be entered into thereunder. The Employment Agreements further provide that Messrs. Gorog, Duea and Allen will be entitled to participate in the Surviving Corporation's and Best Buy's benefit plans and programs established from time to time, to the extent each executive satisfies the eligibility provisions of such plans (and during the first year of employment pursuant to the Employment Agreements, each executive's aggregate benefits will be no less favorable than his current benefits). Mr. Gorog is also entitled to receive the perquisites that are provided from time to time to peer executives of Best Buy, and to certain travel privileges.

         Termination; Severance Benefits.    Each of the Employment Agreements includes severance benefits for Messrs. Gorog, Duea and Allen if such executive's employment is terminated by the Surviving Corporation without Cause or by the executive for a Good Reason (each as defined in the Employment Agreements). The severance benefits for such a termination of employment include (i) a lump-sum cash payment equal to 18 months' of the executive's highest base salary rate in effect during the year preceding termination of employment (Mr. Gorog's payment is equal to continued payment of his base salary for 18 months), (ii) reimbursement for the costs of health insurance coverage under COBRA for up to 12 months following termination of employment, (iii) a lump-sum cash payment equal to a pro-rata portion of the executive's target short-term incentive compensation opportunity or actual short-term incentive compensation opportunity for the year of termination, whichever is greater based on the Surviving Corporation's reasonable estimate at the time of termination, (iv) full vesting of any unvested portion of the Restricted Share Consideration for Messrs. Duea and Allen, and (v) any payments or vesting provided for under the terms of the plans and agreements evidencing the executive's new long-term incentive compensation award and/or options and restricted stock awards with respect to Best Buy's common stock. The payment or provision of these severance benefits is subject to the executive's execution of an effective general release of claims in favor of the Surviving Corporation and Best Buy.

         Protective Covenants.    The Employment Agreements include certain protective covenants, including an indefinite restriction on the disclosure of confidential information, a covenant requiring the executive to generally assign all inventions relating to the Surviving Corporation's business to the Surviving Corporation, and a covenant restricting the executive from soliciting the Surviving Corporation's employees during employment and for 12 months thereafter.

  Severance Agreement

        On July 2, 2008, Napster entered into a letter agreement with Suzanne M. Colvin, Napster's Vice President, Finance and Interim Chief Financial Officer pursuant to which Ms. Colvin will be entitled to a severance payment in the event Napster terminates Ms. Colvin's employment without Cause or Ms. Colvin terminates her employment for Good Reason (as these terms are defined in Ms. Colvin's letter agreement). The severance payment is a cash severance payment equal to one-half of Ms. Colvin's annualized base salary at the highest rate in effect at any time in the 1 year preceding the termination, and Napster will pay Ms. Colvin's COBRA premiums for a period of 6 months from the date of termination. In the event, however, that such a termination of Ms. Colvin's employment occurs upon or at any time following a change in control of Napster, the cash severance payment will equal 1 times such annualized base pay and the period of company-paid COBRA will be 12 months. The Offer and the Merger are expected to constitute such a change in control. Napster's obligation to provide the foregoing severance benefits to Ms. Colvin is subject to Ms. Colvin providing Napster with an effective general release of claims in favor of Napster. This summary of Ms. Colvin's letter agreement is qualified in its entirety by reference to Ms. Colvin's letter agreement, which is filed as an exhibit to the Schedule 14D-9 filed by Napster on September 26, 2008.

        In addition, on September 25, 2008, Napster entered into a retention agreement with Ms. Colvin pursuant to which Ms. Colvin will generally become entitled to a retention payment of $40,000 if she remains employed by Napster through June 1, 2009, and a second retention payment of $40,000 if she remains employed by Napster through June 1, 2010. The foregoing summary of Ms. Colvin's retention agreement is qualified in its entirety by reference to Ms. Colvin's retention agreement, which is filed as an exhibit to the Schedule 14D-9 filed by Napster on September 26, 2008.

  Confidentiality Agreement

        On March 24, 2008, Best Buy and Napster entered into a Confidentiality Agreement with respect to certain confidential information. Pursuant to the Confidentiality Agreement, each party agreed (a) to keep certain information of the other party confidential, (b) not to disclose such information without the prior written consent of the disclosing party, and (c) not to use the confidential information of the other party for any commercial or competitive purpose other than for the discussions involving potential transactions or agreements between Best Buy and Napster. Best Buy and Napster also agreed to disclose the other party's confidential information only to those people who need to know such information for the purposes of the business discussions and who are advised by the receiving party of the confidential nature of such information. The summary is qualified in its entirety by reference to the Confidentiality Agreement, a copy of which has been filed with the SEC as an exhibit to Best Buy's Schedule TO, filed September 26, 2008. The confidentiality agreement may be examined and copies may be obtained at the places set forth in Section 8 ("Certain Information Concerning Napster"), above, and Section 9 ("Certain Information Concerning Purchaser and Best Buy"), above, or downloaded for free at the SEC's web site (http://www.sec.gov).

Section 13.    Dividends and Distributions

        As described above, the Merger Agreement provides that, from the date of the Merger Agreement until the completion of the Offer (unless Best Buy agrees otherwise), Napster is not permitted to declare, set aside or pay any dividends on (whether in cash, stock or property), or make any other distributions in respect of, any of its capital stock, except for dividends paid by direct or indirect wholly-owned subsidiaries to Napster or another of its wholly-owned subsidiaries with respect to capital stock.

Section 14.    Certain Conditions of the Offer

        For purposes of this Section 14, capitalized terms used herein and not otherwise defined have the meanings assigned to them in the Merger Agreement. Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser's obligation to pay for or return tendered Shares promptly after expiration or termination of the Offer), to pay for any Shares tendered, and may postpone the acceptance for payment or, subject to the restriction referred to above, payment for any Shares tendered, if, by the expiration of the Offer (as it may be extended in accordance with the Merger Agreement), (i) the Minimum Condition shall not have been satisfied, or (ii) any of the following events shall be continuing:

        (A)  there shall be pending any suit, action or proceeding that has a reasonable likelihood of success brought by any Governmental Authority, or any Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Order that is then in effect (irrespective of whether such Order is the result of a Claim by a Governmental Authority or a person other than a Governmental Authority), and such suit, action or proceeding has the effect of (i) preventing or prohibiting consummation of the Offer or Merger, (ii) prohibiting or imposing any material limitation on the ownership or operation by Best Buy, Purchaser, the Surviving Corporation or any of their respective subsidiaries of, or to compel Best Buy, Purchaser, the Surviving Corporation or any of their respective subsidiaries to dispose of or hold separate, any material portion of the business or assets of Best Buy, Napster or any of their respective subsidiaries, as a result of the Offer, (iii) imposing any limitations on the ability of Best Buy, Purchaser or any other Affiliate of Best Buy to acquire or hold, or exercise effectively, full rights of ownership of, any Shares acquired in the Offer or the Merger, including the right to vote any Shares on matters properly presented to the stockholders of Napster, including without limitation the approval and adoption of the Merger Agreement and the transactions contemplated thereby, including the Merger, or (iv) otherwise imposing material limitations on the ability of Best Buy or Purchaser to effectively acquire and hold the business or operations of Napster or its Subsidiaries;

        (B)  any representations and warranties of Napster set forth in the Merger Agreement (other than those contained in Section 3.6(b)) in the Merger Agreement, without regard to any Material Adverse Effect or materiality qualifications contained therein, shall not be true and correct (i) as of the date of the Agreement and (ii) as of the Expiration Date as though then made on and as of that date, except for those representations and warranties that address matters only as of a particular date (in which case such representations shall be true and correct as of such date), except where the failure to be so true and correct, when taken together with all other such failures, would not have, individually or in the aggregate, a Napster Material Adverse Effect;

        (C)  the representation and warranty of Napster set forth in Section 3.6(b) of the Merger Agreement shall not be true and correct as of the Expiration Date as though then made on and as of that date;

        (D)  Napster shall have failed to perform in any material respect (or, with respect to obligations that are qualified by materiality, failed to perform in any respect) any obligation or to comply in any material respect (or, with respect to covenants that are qualified by materiality, failed to comply in any respect) with any covenant of Napster to be performed or complied with under the Merger Agreement;

        (E)  the Napster Board shall have failed to reaffirm its recommendation of the Merger Agreement and the Offer or the Merger within 10 Business Days after Best Buy requests in writing that such recommendation be reaffirmed, at any time following the public announcement of an Acquisition Proposal that has not been withdrawn;

        (F)  the Napster Board shall have made an Adverse Recommendation Change;

        (G)  any waiting period (and any extension thereof) under the HSR Act or any applicable Foreign Antitrust Laws shall not have expired or not been terminated; or

        (H)  the Merger Agreement shall have been terminated in accordance with its terms.

        The foregoing conditions (other than the Minimum Condition) are for the sole benefit of Best Buy and Purchaser and may be asserted by Best Buy or Purchaser regardless of the circumstances (other than any action or inaction by Best Buy or Purchaser) giving rise to any such condition, or may be waived by Best Buy or Purchaser, in whole or in part, from time to time in its sole discretion, except as otherwise provided in the Merger Agreement. The failure by Best Buy or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right and may be asserted at any time and from time to time.

        Should the Offer be terminated pursuant to the foregoing provisions, all tendered Shares shall forthwith be returned by the Depositary to the tendering stockholders.

Section 15.    Certain Legal Matters and Regulatory Approvals

         General.    On September 16, 2008, a purported class action lawsuit, captioned Joseph Sullivan, et al., v. William Christopher Gorog, et al., Case Number BC398258 (the "Sullivan Action"), was filed in the Superior Court of the State of California, Los Angeles County, by two individuals who claim to be stockholders of Napster. The Sullivan Action names Napster, its directors, Best Buy and Purchaser as defendants. In the Sullivan Action, the plaintiffs assert two claims: (1) breach of fiduciary duties by Napster and its directors in connection with the Offer, and (2) aiding and abetting the alleged breach of fiduciary duties by the Purchaser and Best Buy. Based on these allegations, the Sullivan Action seeks, among other relief, certification as a class action; a declaration that plaintiffs and their counsel may serve as class representatives and class counsel, respectively; injunctive relief enjoining preliminarily and permanently the Offer; rescission of the Offer or an award of rescissory damages; an accounting to plaintiffs and other members of the class for all damages caused by defendants and for all profits and any special benefits obtained as a result of alleged breaches of defendants' fiduciary duties to the purported stockholders and other members of the class; an award to plaintiffs of the costs of the Sullivan Action, including a reasonable allowance for the expenses of plaintiffs' attorneys and experts; and such further relief as the court deems just and proper. Napster intends to defend itself vigorously against the lawsuit.

        Except for the Sullivan Action, Purchaser is not aware of any pending legal proceeding relating to the Offer. Except as otherwise set forth in this Offer to Purchase, based upon an examination of publicly available information filed by Napster with the SEC, neither Purchaser nor Best Buy is aware of (i) any license or other regulatory permit that appears to be material to the business of Napster and its subsidiaries, taken as a whole, that might be adversely affected by Purchaser's and Best Buy's acquisition of Shares (and the indirect acquisition of the stock of Napster's subsidiaries) pursuant to the Offer or the Merger, or (ii) any filings, approvals or other actions by or with any domestic (federal or state), foreign or supranational governmental authority or administrative or regulatory agency that would be required prior to the acquisition of Shares (or the indirect acquisition of the stock of Napster's subsidiaries) by Purchaser as contemplated herein. Should any such approval or other action be required, it is Purchaser's and Best Buy's present intention to seek such approval or action. However, except as otherwise set forth in this Offer to Purchase, Purchaser does not presently intend to delay the purchase of Shares tendered pursuant to the Offer pending the receipt of any such approval or the taking of any such action (subject to Purchaser's right to delay or decline to purchase

Shares if any of the conditions in Section 14, above, shall not have been satisfied). There can be no assurance that any such approval or other action, if needed, could be obtained without substantial conditions or that adverse consequences might not result to the business of Napster, Best Buy or Purchaser. Additionally, in such event, certain parts of the businesses of Napster, Best Buy or Purchaser might have to be disposed of or held separate, or other substantial conditions complied with, in order to obtain such approval or other action. In the event that any such approval could not be obtained or such other action could not be taken, Purchaser could, under certain circumstances, be entitled to and elect to terminate the Offer without the purchase of the Shares thereunder. Purchaser's obligation under the Offer to accept for payment and pay for Shares is subject to certain conditions discussed in Section 14 ("Certain Conditions of the Offer"), above, including conditions relating to the legal matters discussed in this Section 15.

         State Takeover Statutes—Delaware.    Napster is incorporated under the laws of the State of Delaware and is subject to the provisions of Section 203 of the DGCL regulating certain business combinations. Section 203 of the DGCL limits the ability of a Delaware corporation to engage in business combinations with an "interested stockholder" (defined generally as any beneficial owner of 15% or more of the outstanding voting stock in the corporation) within 3 years of the date such person became an interested stockholder, unless, among other things, the corporation's board of directors has given its prior approval to either the business combination or the transaction which resulted in the person becoming an "interested stockholder." Prior to the execution of the Merger Agreement, the Napster Board unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the consummation of the Merger for the purposes of Section 203(a) of the DGCL. Accordingly, Purchaser and Best Buy believe that Section 203 of the DGCL is inapplicable to the Offer and the Merger.

         State Takeover Statutes—Other.    A number of other states also have adopted takeover laws and regulations which purport to varying degrees to be applicable to attempts to acquire securities of corporations that are incorporated in such states or which have or whose business operations have substantial economic effects in such states, or which have substantial assets, security holders, principal executive offices, or principal places of business therein. Napster, directly or through its subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted such laws. Except as described herein, Purchaser does not know whether any of these state laws will, by their terms, apply to the Offer or the Merger and has not complied with any such laws. To the extent that certain provisions of these state takeover statutes purport to apply to the Offer, Purchaser believes that such laws conflict with federal law and constitute an unconstitutional burden on interstate commerce. In 1982, the Supreme Court of the United States, in Edgar v. MITE Corporation, invalidated on constitutional grounds the Illinois Business Takeovers Act, which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corporation v. Dynamics Corporation of America, the Supreme Court of the United States held that the State of Indiana could, as a matter of corporate law and in particular those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquirer from voting on the affairs of a target corporation without the prior approval of the remaining stockholders, provided that such laws were applicable only under certain conditions. Subsequently, a number of federal courts have ruled that various state takeover statutes were unconstitutional insofar as they apply to corporations incorporated outside the state of enactment.

        Should any person seek to apply any state takeover law, Purchaser intends to take reasonable efforts to resist such application, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event a third party or governmental authority asserts that one or more state takeover laws is applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer, Purchaser might be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, Purchaser might be unable to accept for payment or pay for any Shares tendered pursuant to the Offer or be delayed in continuing or consummating the Offer and the Merger. In such case, Purchaser may not be obligated to accept for payment, or pay for, any Shares tendered.

         Appraisal Rights.    Appraisal rights are not available in connection with the Offer. However, appraisal rights may be available in connection with the Merger.

        Under the DGCL, generally no appraisal rights exist for shares of stock of a constituent corporation in a merger or consolidation if the shares are listed on a national securities exchange or are held by more than 2,000 record stockholders. However, appraisal rights will apply if the stockholders are required by the terms of an agreement of merger or consolidation to receive in a merger anything other than the following:

  •
  shares of stock of the surviving corporation, or depository receipts in respect thereof;

  •
  shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger will be either listed on a national securities exchange or will be held by more than 2,000 record stockholders;

  •
  cash in lieu of fractional shares or fractional depository receipts described in the previous two bullet points; or

  •
  any combination of the foregoing.

Further, if the Merger is effected as a short-form merger under Section 253 of the DGCL, and Purchaser does not own all of the outstanding shares of Napster, appraisal rights will apply.

        Napster stockholders who do not tender their Shares will have appraisal rights if they take the actions necessary to perfect such rights because (a) the Merger may be effected as a short-form merger under Section 253 of the DGCL, and in such event, it is likely that Purchaser will not own all of the outstanding shares of Napster, (b) Napster will no longer be traded on The Nasdaq Global Market or any national securities exchange at the Effective Time, and (c) at the Effective Time, Napster will no longer be a corporation listed on a national securities exchange, or a corporation with more than 2,000 record stockholders and because the Merger Consideration will consist of cash and not stock of the Surviving Corporation.

        If the Merger is completed, stockholders who have not tendered their Shares to Purchaser will have the right under the DGCL to dissent from the Merger and demand appraisal of, and to receive payment in cash of the fair value of, their Shares. Stockholders who perfect appraisal rights by complying with the procedures set forth in Section 262 of the DGCL will be entitled to an appraisal by the Delaware Court of Chancery of the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger. In addition, dissenting stockholders may be entitled to receive payment of a fair rate of interest from the date of consummation of the Merger on the amount determined to be the fair value of their Shares.

        Napster does not intend to object, assuming proper procedures are followed, to the exercise of appraisal rights by any stockholder and the demand for appraisal of, and payment in cash for the fair value of, the Shares. Best Buy intends, however, to cause the Surviving Corporation to argue in an appraisal proceeding that, for purposes of the proceeding, the fair value of each Share is less than or equal to the Merger Consideration of $2.65 per Share.

        Note that the opinions of investment banking firms (including the opinion of Napster's financial advisor rendered in connection with the Merger Agreement, the Merger and the Offer) as to the fairness from a financial point of view are not necessarily opinions as to "fair value" under the DGCL.

        This summary of the rights of dissenting stockholders under the DGCL is not a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights under the DGCL. The preservation and exercise of appraisal rights require strict adherence to the applicable provisions of the DGCL. See Section 262 of the DGCL, a copy which is attached to this Offer to Purchase as Schedule I.

         "Going Private" Transactions.    The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain "going private" transactions, and which could, under certain circumstances, be applicable to the Merger or another business combination following the purchase of Shares pursuant to the Offer in which Purchaser and Best Buy seek to acquire the remaining Shares not held by them. Purchaser and Best Buy believe that Rule 13e-3 will not be applicable to the Merger, if the Merger is consummated within 1 year after the consummation of the Offer at the same price per Share paid in the Offer. In the event that Rule 13e-3 is applicable, Purchaser and Best Buy will be required to file with the SEC and disclose to Napster stockholders certain financial information concerning Napster and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders in such transaction.

         Stockholder Approval.    Under the DGCL, the approval of the Napster Board and the affirmative vote of the holders of a majority of the outstanding Shares are required to approve the Merger Agreement and the Merger. Napster has represented in the Merger Agreement that the execution and delivery of the Merger Agreement by Napster and the consummation by Napster of the transactions contemplated therein have been duly authorized by all necessary corporate action on the part of Napster, subject, if applicable, to the approval of the Merger Agreement and the Merger by the stockholders of Napster in accordance with Napster's Amended and Restated Certificate of Incorporation. In addition, Napster has represented that the affirmative vote of the holders of a majority of the outstanding Shares is the only vote of the holders of any of Napster's capital stock necessary in connection with the consummation of the Merger. Therefore, unless the Merger is consummated in accordance with the short-form merger provisions under the DGCL described below, the only remaining corporate action of Napster after the Offer will be the approval of the Merger Agreement and the Merger by the affirmative vote of the holders of a majority of the Shares. The Merger Agreement provides that Best Buy and Purchaser will vote all Shares owned by them in favor of the approval of the Merger Agreement at the Napster stockholders' meeting. If the Offer is consummated, Best Buy and Purchaser will collectively own a majority of the then-outstanding Shares and will be able to approve the Merger Agreement and the Merger even if no other Napster stockholder votes in favor of such approval.

         Short-Form Merger.    Section 253 of the DGCL provides, among other things, that, if a parent corporation owns at least 90% of the outstanding shares of each voting class of a subsidiary corporation, the merger of the subsidiary corporation and the parent corporation may be effected by a resolution adopted and approved by the board of directors of the parent corporation and the appropriate filings with the Delaware Secretary of State, without any action or vote on the part of the stockholders of the subsidiary corporation. Under the DGCL, if following the Acceptance Date Purchaser owns at least 90% of outstanding Shares, Purchaser will be able to effect the Merger without a vote of the stockholders of Napster. In such event, Best Buy, Purchaser, and Napster have agreed in the Merger Agreement to take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after such acquisition, without a meeting of Napster stockholders. If following the Acceptance Date Purchaser does not own at least 90% of the then-outstanding Shares, and a vote of Napster stockholders is required under the DGCL, a longer period of time will be required to effect the Merger.

         Antitrust.    Under the HSR Act and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the FTC and the Antitrust Division of the Department of Justice (the "Antitrust Division") and certain waiting period requirements have been satisfied. The acquisition of Shares by Purchaser pursuant to the Offer is subject to the HSR Act requirements.

        Under the provisions of the HSR Act applicable to the purchase of Shares pursuant to the Offer, such purchase may not be made until the expiration of a 15-calendar day waiting period following the required filing of a Notification and Report Form under the HSR Act by Best Buy, which Best Buy submitted on September 22, 2008. The waiting period under the HSR Act would expire at 11:59 p.m., Eastern time, on October 7, 2008, unless early termination of the waiting period is granted or Best Buy receives a request from the Antitrust Division or the FTC for additional information or documentary material prior thereto. If such a request is made, the waiting period applicable to the Offer will expire on the tenth calendar day after the date of substantial compliance by Best Buy with such request. Thereafter, the waiting period could be extended by court order or by consent of Best Buy. Although Napster is required to file certain information and documentary material with the FTC and the Antitrust Division in connection with the Offer, neither Napster's failure to make such filings nor a request to Napster from the FTC or the Antitrust Division for additional information or documentary material will extend the waiting period.

        The waiting period under the HSR Act may be terminated by the FTC and the Antitrust Division prior to its expiration. There can be no assurance, however, that the 15-day HSR Act waiting period will be terminated early if requested by Best Buy and Napster.

        The FTC and the Antitrust Division have the authority to scrutinize the legality under the antitrust laws of transactions such as the proposed acquisition of Shares by Purchaser pursuant to the Offer. At any time before or after the purchase by Purchaser of Shares pursuant to the Offer, either the FTC or the Antitrust Division could take such action under their statutory authority as they deem necessary or desirable in the public interest, including seeking to enjoin the acquisition of Shares pursuant to the Offer or seeking the divestiture of Shares purchased by Purchaser or the divestiture of substantial assets of Best Buy, Napster or any of their respective subsidiaries. Private parties and state attorneys general may also bring legal action under federal or state antitrust laws under certain circumstances. Although Best Buy and Purchaser believe that the acquisition of Shares pursuant to the Offer would not violate the antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or regarding the outcome of any such challenge.

        Under the German Act against Restraints of Competition, the purchase of Shares in the Offer must not be completed until the expiration of a one-month waiting period following the German Federal Cartel Office ("GFCO")'s receipt of a complete filing by Best Buy without any decision of the GFCO to enter into an in-depth investigation has been passed or a clearance has been obtained. Best Buy expects to file such notification as soon as practicable on or after the date hereof. Accordingly, the required waiting period is expected to expire at 11:59 p.m., Central European Time, on the date that is 1 month after Best Buy files such notification, unless clearance has been obtained earlier or the GFCO has entered into an in-depth investigation prior to that time.

        As long as no clearance has been obtained, it is illegal and may result in administrative fines to consummate the Offer and the Merger. Agreements concluded under German law without such clearance would be deemed to be invalid. Within its investigation, the GFCO determines whether the Merger would result in the formation or strengthening of a market dominant position of the parties in a relevant market. Should the GFCO come to the conclusion that this is the case, it may prohibit the Merger or impose remedies which regularly consist of divestitures of certain businesses or parts of such businesses. If the latter is the case, the Merger may be consummated upon the issuance of the clearance decision (in the case of non-conditional remedies which have to be fulfilled later on within a certain time frame) or upon the complete fulfillment of all respective conditions (in the case of conditional remedies).

        Shares will not be accepted for payment or paid for pursuant to the Offer until the expiration or earlier termination of the applicable waiting period under the HSR Act and the German Act against Restraints of Competition. If a request or investigation results in an order prohibiting the Offer, either Best Buy, Napster or Purchaser can terminate the Merger Agreement. See Section 12 ("Purpose of the Offer; Plans for Napster; Merger Agreement; Shareholder Support Agreement; Employment and Severance Agreements; Confidentiality Agreement") and Section 14 ("Certain Conditions of the Offer").

        In addition to the required filings under the HSR Act and the German Act against Restraints of Competition, the Merger Agreement provides that Best Buy, Purchaser and Napster shall make any other filings and consents required under non-U.S. laws intended to prohibit, restrict or regulate actions or transactions having the purpose or effect of monopolization, restraint of trade, harm to competition or effectuating foreign investment, if applicable, and to cause the early termination of any waiting period under such laws. Except as otherwise described above, to the knowledge of Best Buy, Purchaser and Napster, no such filings or consents are required, but if Best Buy, Purchaser or Napster become aware of such requirements, they will attempt to satisfy them.

Section 16.    Fees and Expenses

        Purchaser and Best Buy have retained D.F. King & Co., Inc. to be the Information Agent and U.S. Bank National Association to be the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, courier or in person and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Shares. The Information Agent and the Depositary will each receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses, and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

        Except as otherwise described in this Offer to Purchase, neither Best Buy nor Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary, to the Information Agent and, in the event that the laws of one or more jurisdictions require the Offer to be made by a licensed broker or dealer, to a broker or dealer licensed in such jurisdiction) or directly or indirectly employ, retain or otherwise compensate any other person or classes of persons to make solicitations or recommendations in connection with the Offer or in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by Best Buy or Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers.

Section 17.    Miscellaneous

        The Offer is being made solely by this Offer to Purchase and the related Letter of Transmittal and is being made to all holders of Shares. Neither Best Buy nor Purchaser is aware of any state where the making of the Offer is prohibited by administrative or judicial action pursuant to any valid state statute. If Best Buy or Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of Shares pursuant thereto, Purchaser intends to attempt to comply with such state statute or seek to have such statute declared inapplicable to the Offer. If Purchaser cannot comply with such state statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such state. In any jurisdiction where the securities, "blue sky" or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

        No person has been authorized to give any information or to make any representation on behalf of Best Buy or Purchaser not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

        On September 26, 2008, Best Buy and Purchaser filed with the SEC a Schedule TO (including exhibits) pursuant to Rule 14d-3 under the Exchange Act, furnishing certain additional information with respect to the Offer. Such statement and any amendments thereto, including exhibits, may be inspected and copies may be obtained from the SEC (except that they will not be available at the regional offices of the SEC) in the manner set forth in Section 8 ("Certain Information Concerning Napster") and Section 9 ("Certain Information Concerning Purchaser and Best Buy"), above, of this Offer to Purchase.

                                                                                           Puma Cat Acquisition Corp.

September 26, 2008

 SCHEDULE I

SECTION 262 OF THE
DELAWARE GENERAL CORPORATION LAW

        Set forth below is Section 262 of the General Corporation Law of the State of Delaware regarding appraisal rights, which rights will be available only in connection with the Merger.

§ 262. Appraisal rights.

          (a)   Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

          (b)   Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

            (1)   Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

            (2)   Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

              a.     Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

              b.     Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

              c.     Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

              d.     Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

            (3)   In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

          (c)   Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

          (d)   Appraisal rights shall be perfected as follows:

            (1)   If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

            (2)   If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

          (e)   Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person's own name, file a petition or request from the corporation the statement described in this subsection.

          (f)    Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

          (g)   At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

          (h)   After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

          (i)    The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

          (j)    The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

          (k)   From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

          (l)    The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

 SCHEDULE II

DIRECTORS AND EXECUTIVE OFFICERS
OF BEST BUY AND PURCHASER

1.     Directors and Executive Officers of Best Buy Co., Inc.

        The following table sets forth the name, present principal occupation or employment and 5-year employment history of the directors and executive officers of Best Buy Co., Inc. The business address of each director and executive officer is 7601 Penn Avenue South, Richfield, Minnesota 55423. Unless otherwise indicated, each occupation or employment set forth opposite an individual's name refers to occupation or employment with Best Buy Co., Inc. Except as set forth below, each director and executive officer of Best Buy Co., Inc. is a United States citizen.

Name	Present Principal Occupation or Employment and Material Positions Held During the Past 5 Years
Bradbury H. Anderson	Bradbury H. Anderson has been a director of Best Buy since August 1986 and is Best Buy's Vice Chairman and Chief Executive Officer. He assumed the responsibility of Chief Executive Officer in June 2002, having previously served as President and Chief Operating Officer since April 1991. He has been employed in various capacities with Best Buy since 1973. In addition, he serves on the board of General Mills, Inc., as well as on the boards of the Retail Industry Leaders Association, the American Film Institute, Minnesota Early Learning Foundation, Best Buy Children's Foundation, Minnesota Public Radio and Waldorf College.
Shari L. Ballard
Shari L. Ballard was named Best Buy's Executive Vice President—Retail Channel Management in September 2007. Previously, she served as Executive Vice President—Human Resources and Legal since December 2004. Ms. Ballard joined Best Buy in 1993 and has held positions as Senior Vice President, Vice President, and general and assistant store manager.
David P. Berg
David P. Berg was named Best Buy's Executive Vice President and Chief Operating Officer—Best Buy International in September 2008. Previously he has held the positions of Executive Vice President—International Strategy and Corporate Development, and Senior Vice President and Chief Operating Officer—Best Buy International. Mr. Berg joined Best Buy in 2002 as Vice President and Associate General Counsel.
Brian J. Dunn
Brian J. Dunn was named Best Buy's President and Chief Operating Officer in February 2006. Prior to his promotion to his current position, he served as President—Retail, North America since December 2004. Mr. Dunn joined Best Buy in 1985 and has held positions as Executive Vice President, Senior Vice President, Regional Vice President, regional manager, district manager and store manager. He serves on the board of Dick's Sporting Goods, Inc.
Susan S. Grafton
Susan S. Grafton was named Best Buy's Vice President, Controller and Chief Accounting Officer in December 2006. Ms. Grafton joined Best Buy in 2000 and has held positions as Vice President—Financial Operations and Controller, Vice President—Planning and Performance Management, senior director and director. Prior to joining Best Buy, she was with The Pillsbury Company and Pitney Bowes, Inc. in numerous finance and accounting positions. Ms. Grafton serves on the Finance Leaders Council for the National Retail Industry Leaders Association and the Financial Executive Council for the National Retail Federation.
Kathy J. Higgins Victor
Kathy J. Higgins Victor has been a director of Best Buy since November 1999. Since 1994, she has been president of Centera Corporation, an executive development and leadership coaching firm she founded which is located in Minneapolis, Minnesota. From 1991 to 1994, she was the senior vice president of human resources at Northwest Airlines, Inc., and prior to that held senior executive positions at The Pillsbury Company and Burger King Corporation. She is on the board of the University of St. Thomas.

Name	Present Principal Occupation or Employment and Material Positions Held During the past 5 Years
Ronald James	Ronald James has been a director of Best Buy since May 2004. Since 2000, he has served as president and chief executive officer of the Center for Ethical Business Cultures in Minneapolis, Minnesota, which assists business leaders in building ethical and profitable business cultures at the enterprise, community and global levels. From 1996 to 1998, he was president and chief executive officer of the Human Resources Group, a division of Ceridian Corporation in Minneapolis. From 1971 to 1996, he was employed by U.S. West Communications, Inc. (now Qwest), most recently serving as Minnesota's top executive officer. He serves on the boards of Tamarack Funds, an investment fund of RBC Dain Rauscher, Inc., and Bremer Financial Corporation. Mr. James also serves on the boards of the Travelers Foundation, Speak the Word International and the Guthrie Theater.
Joseph M. Joyce
Joseph M. Joyce was named Best Buy's Senior Vice President, General Counsel and Assistant Secretary in 1997. Mr. Joyce joined Best Buy in 1991 as Vice President—Human Resources and General Counsel. Prior to joining Best Buy, Mr. Joyce was with Tonka Corporation, a toy maker, having most recently served as vice president, secretary and general counsel.
Elliot S. Kaplan
Elliot S. Kaplan has been a director and Secretary of Best Buy since January 1971. Since 1961, he has been an attorney with the law firm of Robins, Kaplan, Miller & Ciresi L.L.P., Minneapolis, Minnesota, which serves as Best Buy's primary external general counsel. He is also a director of infoUSA, Inc. and an owner and director of the Bank of Naples in Naples, Florida. In addition, he serves on the executive board of The Minnesota Historical Society and is chairman of the University of Minnesota Foundation.
Allen U. Lenzmeier
Allen U. Lenzmeier has been a director of Best Buy since February 2001 and is Best Buy's Vice Chairman, serving on a part-time basis. Prior to his promotion to Vice Chairman in 2004, he served in various capacities since joining Best Buy in 1984, including as President and Chief Operating Officer from 2002 to 2004, and as President of Best Buy Retail Stores from 2001 to 2002. He serves on the board of UTStarcom, Inc. He is also a national trustee for the Boys and Girls Clubs of America and serves on its Twin Cities board.
George L. Mikan III
George L. Mikan III has been a director of Best Buy since April 2008. Since November 2006, he has been the executive vice president and chief financial officer of UnitedHealth Group Incorporated. Mr. Mikan joined UnitedHealth Group in 1998 and has held various executive positions of increasing responsibility from 1998 to the present. From 1994 to 1998, he was employed at Arthur Andersen LLP.
David J. Morrish
David J. Morrish became Best Buy's Executive Vice President—Connected Digital Solutions in March 2008. Mr. Morrish joined Best Buy in 1998 as Vice President—Merchandising and most recently served as a Senior Vice President—PC Mobility Solutions. Prior to joining Best Buy, he spent 17 years with Sears Canada Inc., where he held a variety of positions of increasing responsibility including as vice president/general merchandising manager. Mr. Morrish is a citizen of Canada.
James L. Muehlbauer
James L. Muehlbauer was named Best Buy's Executive Vice President—Finance and Chief Financial Officer in April 2008. Previously, he served as Enterprise Chief Financial Officer (Interim), Chief Financial Officer—Best Buy U.S., Senior Vice President—Finance, and Vice President and Chief Financial Officer—Musicland. Prior to joining Best Buy, Mr. Muehlbauer spent 10 years with The Pillsbury Company, a consumer packaged goods company, where he held various senior-level finance management positions, including vice president and worldwide controller, vice president of operations, divisional finance director, director of mergers and acquisitions, and director of internal audit. A certified public accountant (inactive), Mr. Muehlbauer spent 8 years with Coopers & Lybrand LLP and most recently served as a senior manager in the firm's audit and consulting practice.

Name	Present Principal Occupation or Employment and Material Positions Held During the past 5 Years
John Noble	John Noble was named Best Buy's Senior Vice President and Chief Financial Officer—Best Buy International in May 2006. Mr. Noble joined Best Buy in 2002 and has held positions as Senior Vice President and Chief Financial Officer—Best Buy Canada, and Vice President—Finance. Prior to joining Best Buy, Mr. Noble spent 10 years with The Pillsbury Company, and most recently served as Vice President—Finance for Operations. Mr. Noble is a citizen of the United Kingdom.
Kalendu Patel
Kalendu Patel was named Best Buy's Executive Vice President—Emerging Business in September 2007. Mr. Patel joined us in 2003 and has held positions as Executive Vice President—Strategy and International, Senior Vice President and Vice President. Prior to joining Best Buy, Mr. Patel was a partner at Strategos, a strategic consulting firm. Prior to that, he held various positions with KPMG Consulting Inc. and Courtaulds PLC in the U.K. Mr. Patel is a citizen of the United Kingdom.
Matthew H. Paull
Matthew H. Paull has been a director of Best Buy since September 2003. Mr. Paull is an executive professor in residence at the University of San Diego. He is the former corporate senior executive vice president and chief financial officer for McDonald's Corporation, which develops, operates, franchises and services a worldwide system of McDonald's restaurants, having retired from that position in January 2008. Prior to joining McDonald's Corporation in 1993, he was a partner at Ernst & Young LLP, specializing in international tax.
Jonathan E. Pershing
Jonathan E. Pershing was named Executive Vice President—Human Capital in December 2007. Mr. Pershing joined us in 1989 as a retail manager. He has held various positions, including Divisional Manager—Loss Prevention, Vice President—Retail Operations for Musicland and Vice President—Organizational Alignment. He serves as on the board for Project Success in the Twin Cities.
Michael J. Pratt
Michael J. Pratt became President—Best Buy Canada in January 2008. Prior to that role, Mr. Pratt was a Senior Vice President—Best Buy Canada. He has held numerous roles in his 17 years with Future Shop and Best Buy Canada, most recently responsible for Best Buy stores, marketing, advertising, store design and Canada's Commercial Sales Group. Mr. Pratt is a citizen of Canada.
Rogelio M. Rebolledo
Rogelio M. Rebolledo has been a director of Best Buy since August 2006. In 2007, Mr. Rebolledo retired from his position as chairman of PBG Mexico, the Mexican operations of Pepsi Bottling Group, Inc. He began his 30-year career with PepsiCo Inc. at Sabritas, the salty snack food unit of Frito-Lay International in Mexico. He was responsible for the development of the international Frito-Lay business, first in Latin America and then in Asia. From 2001 to 2003, he was president and chief executive officer of Frito-Lay International. He also served as president and chief executive officer of Pepsi Bottling Group's Mexico operations from January 2004 until being named chairman. Mr. Rebolledo is a citizen of Mexico.
Ryan D. Robinson
Ryan D. Robinson was named Best Buy's Senior Vice President, U.S. Strategic Business Units Chief Financial Officer and Treasurer in December 2007. Mr. Robinson joined Best Buy in 2002 and has held positions as Senior Vice President and Chief Financial Officer—New Growth Platforms, Senior Vice President—Finance and Treasurer, and Vice President—Finance and Treasurer. Prior to joining Best Buy, he spent 15 years at ABN AMRO Holding N.V., an international bank, and most recently served as senior vice president and director of that financial institution's North American private-equity activities. Mr. Robinson also held management positions in ABN AMRO Holding N.V.'s corporate finance, finance advisory, acquisitions and asset securitization divisions.

Name	Present Principal Occupation or Employment and Material Positions Held During the past 5 Years
Richard M. Schulze	Richard M. Schulze is a founder of Best Buy. He has been an officer and director since its inception in 1966 and currently is Chairman of the Board. Effective in June 2002, he relinquished the duties of Chief Executive Officer. He had been Best Buy's principal executive officer for more than 30 years. He is on the board of the University of St. Thomas, chairman of its Executive and Institutional Advancement Committee, and a member of its Board Affairs Committee. Mr. Schulze is also chairman of the board of the University of St. Thomas Business School.
Roger Taylor
Roger Taylor was appointed Chief Executive Officer of Best Buy Europe Distributions Limited (a company registered in England under company number 06534088) in June 2008. He has also held the position of Chief Financial Officer of The Carphone Warehouse Group PLC (a company registered in England under company number 3253714) ("CPW") since January 2000. He is responsible for controlling CPW's finance function, financial reporting and procedures. He also manages CPW's investor relations and corporate finance function and is responsible for corporate development and strategic initiatives. Mr. Taylor is a citizen of the United Kingdom.
Frank D. Trestman
Frank D. Trestman has been a director of Best Buy since December 1984. Since 1989, he has been president of Trestman Enterprises, an investment and business development firm in Minneapolis, Minnesota, and chairman of The Avalon Group, a real estate development partnership in Minneapolis. From 1987 to 1989, he was a consultant to McKesson Corporation, a distributor of pharmaceutical products, and medical supplies and equipment. From 1983 to 1987, he was chairman of the board and chief executive officer of Mass Merchandisers, Inc., a distributor of non-food products to retailers in the grocery business. He is also on the board of the Harry Kay Foundation.
Hatim A. Tyabji
Hatim A. Tyabji has been a director of Best Buy since April 1998. Since July 2001, he has been executive chairman of Bytemobile, Inc., a wireless Internet infrastructure provider in Mountain View, California. From 1998 to 2000, he served as chairman and chief executive officer of Saraïde, Inc., a provider of Internet and wireless data services; and from 1986 to 1998, as president and chief executive officer (and as chairman from 1992 until 1998) of VeriFone, Inc., a global transaction automation enterprise. He is chairman of DataCard Group, and a director of Merchant e-Solutions and eFunds. He also serves as Ambassador at Large for Benchmark Capital.
Michael A. Vitelli
Michael A. Vitelli became Best Buy's Executive Vice President—Customer Operating Groups in March 2008. Mr. Vitelli joined Best Buy in February 2004 and has held positions such as Senior Vice President and General Manager—Home Solutions. Prior to joining Best Buy, his professional career included 23 years at Sony Electronics, Inc., serving in positions of increasing responsibility, including executive vice president of Sony's Visual Products Company. Mr. Vitelli serves on the boards of the National Consumer Technology Industry chapter of the Anti-Defamation League where he serves as the industry chair and the National Multiple Sclerosis Society's Minnesota Chapter.
Robert A. Willett
Robert A. Willett is Best Buy's Chief Executive Officer—Best Buy International and Chief Information Officer. He previously served as Executive Vice President—Operations from 2004 to 2006. In 2002, Best Buy engaged Mr. Willett as a consultant and special advisor to its Board on matters relating to operational efficiency and excellence. Prior to that, he was the global managing partner for the retail practice at Accenture LLP, a global management consulting, technology services and outsourcing company, and was also a member of its executive committee. Mr. Willett launched his career in store management at Marks & Spencer P.L.C., a leading British department store chain, and has held executive positions of managing director and group CEO at other retailers in Europe. Mr. Willett is a citizen of the United Kingdom.

2.     Directors and Executive Officers of Puma Cat Acquisition Corp.

        The following table sets forth the name, present principal occupation or employment and 5-year employment history of the directors and executive officers of Puma Cat Acquisition Corp. The business address of each director and executive officer is 7601 Penn Avenue South, Richfield, Minnesota 55423. Except as set forth below, each director and executive officer of Puma Cat Acquisition Corp. is a United States citizen.

Name and Business Address	Present Principal Occupation or Employment and Material Positions Held During the Past 5 Years
David J. Morrish	David J. Morrish has been a director and the Chief Executive Officer of Puma Cat Acquisition Corp. since its inception. Mr. Morrish was named Best Buy's Executive Vice President—Connected Digital Solutions in March 2008. Mr. Morrish joined Best Buy in 1998 as Vice President, Merchandising and most recently served as a Senior Vice President—PC Mobility Solutions. Prior to joining Best Buy, he spent 17 years with Sears Canada Inc., where he held a variety of positions of increasing responsibility including as vice president/general merchandising manager. Mr. Morrish is a citizen of Canada.
Joseph M. Joyce
Joseph M. Joyce has been a director and the President and Secretary of Puma Cat Acquisition Corp. since its inception. Mr. Joyce was named Best Buy's Senior Vice President, General Counsel and Assistant Secretary in 1997. Mr. Joyce joined Best Buy in 1991 as Vice President—Human Resources and General Counsel. Prior to joining Best Buy, Mr. Joyce was with Tonka Corporation, a toy maker, having most recently served as vice president, secretary and general counsel.
James L. Muehlbauer
James L. Muehlbauer has been the Chief Financial Officer of Puma Cat Acquisition Corp. since its inception. Mr. Muehlbauer was named Best Buy's Executive Vice President—Finance and Chief Financial Officer in April 2008. Previously, he served as Enterprise Chief Financial Officer (Interim), Chief Financial Officer—Best Buy U.S., Senior Vice President—Finance, and Vice President and Chief Financial Officer—Musicland. Prior to joining Best Buy, Mr. Muehlbauer spent 10 years with The Pillsbury Company, a consumer packaged goods company, where he held various senior-level finance management positions, including vice president and worldwide controller, vice president of operations, divisional finance director, director of mergers and acquisitions, and director of internal audit. A certified public accountant (inactive), Mr. Muehlbauer spent eight years with Coopers & Lybrand LLP and most recently served as a senior manager in the firm's audit and consulting practice.

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  Exhibit 99(a)(1)(A)
Offer to Purchase for Cash All Outstanding Shares of Common Stock of NAPSTER, INC. at $2.65 Net per Share by PUMA CAT ACQUISITION CORP., a direct wholly-owned subsidiary of BEST BUY CO., INC.
SUMMARY TERM SHEET
INTRODUCTION
  Section 1. Terms of the Offer; Expiration Date
  Section 2. Acceptance for Payment and Payment for Shares
  Section 3. Procedure for Tendering Shares
  Section 4. Withdrawal Rights
  Section 5. Certain United States Tax Considerations
  Section 6. Price Range of Shares; Dividends
  Section 7. Effect of the Offer on the Market for Common Stock; Stock Exchange Listing; Exchange Act Registration
  Section 8. Certain Information Concerning Napster
  Section 9. Certain Information Concerning Purchaser and Best Buy
  Section 10. Source and Amount of Funds
  Section 11. Background of the Offer; Contacts with Napster
  Section 12. Purpose of the Offer; Plans for Napster; Merger Agreement; Shareholder Support Agreement; Employment and Severance Agreements; Confidentiality Agreement
  Section 13. Dividends and Distributions
  Section 14. Certain Conditions of the Offer
  Section 15. Certain Legal Matters and Regulatory Approvals
  Section 16. Fees and Expenses
  Section 17. Miscellaneous
SCHEDULE I SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW
SCHEDULE II DIRECTORS AND EXECUTIVE OFFICERS OF BEST BUY AND PURCHASER